FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 07 February 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

Issued: Wednesday, 7 February 2018, London U.K.

GSK delivers improvements in sales, margins and cash flow in 2017 Total EPS 31.4p, +67% AER, +36% CER; Adjusted EPS 111.8p, +11% AER, +4% CER

2017 financial highlights

●	Turnover £30.2 billion, +8% AER, +3% CER
●	Sales growth across all 3 businesses: Pharmaceuticals £17.3 billion, +7% AER, +3%, CER; Vaccines £5.2 billion, +12% AER, +6% CER; Consumer Healthcare £7.8 billion, +8% AER, +2% CER
●	Improved Adjusted Group operating margin of 28.4% (2016: 27.5%). Pharmaceuticals 34.3%; Vaccines 31.9%; Consumer Healthcare 17.7%
●	Total EPS 31.4p, after accounting charges of £1.6 billion related to US tax reform
●	Adjusted EPS 111.8p, +11% AER, +4% CER, in line with 2017 guidance
●	2017 free cash flow of £3.4 billion (2016: £3.0 billion)
●	23p dividend declared for quarter; 80p for 2017

2018 financial guidance

●	2018 Adjusted EPS Guidance: Growth is subject to uncertainty of timing and impact of possible generic competition to Advair in the US:
	-	In the event of no substitutable generic competitor to Advair in the US, expect 2018 Adjusted EPS growth to be 4 to 7% CER
-
In the event of a mid-year introduction of a substitutable generic competitor to Advair in the US, expect full year 2018 US Advair sales of around £750 million at CER (US$1.30/£1) with Adjusted EPS flat to down 3% CER

	-	Both scenarios reflect the benefit of US tax reform with expected 2018 effective tax rate on Adjusted profits of 19-20%
●	Continue to expect 80p dividend for 2018

Product and pipeline highlights

●	New product sales of £6.7 billion, +51% AER, +44% CER, driven by strong performances from Tivicay and Triumeq in HIV, the inhaled Ellipta portfolio and Nucala in Respiratory and meningitis vaccines
●
Three key approvals: Shingrix vaccine for shingles; Trelegy Ellipta, once-daily single inhaler triple therapy for COPD; Juluca (dolutegravir and rilpivirine), first 2-drug regimen, once-daily, single pill for HIV

●	Preferential recommendation for Shingrix received from US CDC
●	Trelegy Ellipta approved in Europe for COPD
●	Nucala filed in US for eosinophilic COPD
●	Phase III HIV treatment study initiated investigating long-acting 2-drug regimen of cabotegravir plus rilpivirine administered every two months
●	In Oncology, Breakthrough Therapy Designation received from FDA for BCMA antibody-drug conjugate for relapsed and refractory multiple myeloma. Positive BCMA data presented at ASH meeting

2017 results
	2017	Growth		Q4 2017	Growth
	£m	£%	CER%	£m	£%	CER%

Turnover	30,186	8	3	7,639	1	4

Total operating profit	4,087	57	39	512	(14)	(4)
Total earnings/(loss) per share	31.4p	67	36	(11.2)p	>(100)	>(100)

Adjusted operating profit	8,568	12	5	2,038	1	5
Adjusted earnings per share	111.8p	11	4	27.2p	7	11

Net cash from operating activities	6,918	6		2,869	(4)
Free cash flow	3,437	14		1,793	3

The Total results are presented under ‘Income Statement’ on page 42 and Adjusted results reconciliations are presented on pages 20, 27 and 61 to 64. The definitions of £% or AER% growth, CER% growth, Adjusted results, free cash flow and other non-IFRS measures are set out on page 39.
All expectations and targets regarding future performance should be read together with “Assumptions related to 2018 guidance and 2016-2020 outlook” and “Assumptions and cautionary statement regarding forward-looking statements” on page 40.

Emma Walmsley, Chief Executive Officer, GSK said:

“In 2017 GSK delivered encouraging results from across the company with sales growth in each of our three global businesses, an improved Group operating margin, Adjusted EPS growth of 4% (CER) and stronger free cash flow.

“We are focused on competing effectively across our current portfolio and delivering three new launches which bring significant benefits to patients: Trelegy Ellipta which provides three medicines in a single inhaler to treat COPD; Juluca, the first 2-drug regimen, once-daily, single pill for HIV, helping to reduce the amount of medicines needed, and Shingrix, our new vaccine which represents a new standard for the prevention of shingles.

“Improving our Pharmaceuticals business remains our main priority and we are strengthening our pipeline with a focus on priority assets in two current therapy areas, Respiratory and HIV, and two potential areas, Oncology and Immuno-inflammation. We will provide a further update to investors at Q2 on our plans for R&D.

“We continue to make changes across GSK to drive improvements in performance and we have made several new appointments to key leadership positions.

“Looking ahead, in 2018 we could see a potential generic version of Advair in the US and our 2018 guidance reflects this. With the sales momentum we anticipate from new and recent launches and focused improvements in operating performance we are increasingly confident in our ability to deliver mid to high single digit growth in Adjusted EPS CAGR (2016-2020 at 2015 CER).

“Cash generation also continues to be a key focus with free cash flow for the year improving to £3.4 billion. We met our commitment to pay a total dividend of 80p for 2017 and continue to expect to pay 80p for 2018.

“Finally, I would like to thank all our customers, suppliers and employees for their support and hard work in 2017 and look forward to working with them in 2018 and beyond to deliver our strategic priorities and improved performance for GSK.”

2018 guidance

The Group expects to make continued progress in 2018, although the expectation for Adjusted EPS growth is impacted by a number of factors including, in particular, uncertainties relating to the timing and extent of potential generic competition to Advair in the US.

In the event that no substitutable generic competitor to Advair is introduced to the US market in 2018, the Group expects 2018 Adjusted EPS growth of 4 to 7% at CER. This is based on an expected decline in 2018 US Advair sales of 20-25% at CER.

In the event of a mid-year introduction of a substitutable generic competitor to Advair in the US, the Group expects full year 2018 US Advair sales of around £750 million at CER (US$1.30/£1), with Adjusted EPS flat to down 3% at CER.

The effective tax rate for 2018 is expected to be approximately 19-20% of Adjusted profits after the impact of US tax reform which is expected to benefit the Group effective tax rate by two to three percentage points.

GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of our Total results such as the future fair value movements on contingent consideration and put options. It should be noted that contingent consideration cash payments are made each quarter primarily to Shionogi by ViiV Healthcare which reduce the balance sheet liability and are hence not recorded in the income statement. An explanation of the acquisition-related arrangements with ViiV Healthcare, including details of cash payments to Shionogi, is set out on page 59.

If exchange rates were to hold at the average rates for January 2018 ($1.39/£1, €1.13/£1 and Yen 154/£1) for the rest of 2018, the estimated negative impact on full-year 2018 Sterling turnover growth would be around 4% and if exchange gains or losses were recognised at the same level as in 2017, the estimated negative impact on 2018 Sterling Adjusted EPS growth would be around 6%.

US tax reform

The enactment of the US Tax Cuts and Jobs Act in December 2017 is expected to have a positive impact on the future after tax earnings of GSK’s US businesses. This is primarily due to the reduction in Federal corporation tax rates from 1 January 2018, which is expected to benefit the Group effective tax rate on Adjusted profits in 2018 by two to three percentage points.

The implementation of the new law has resulted in a number of additional charges in 2017, which reduced Total earnings by £1,630 million.

Firstly, increased valuations of the HIV and Consumer Healthcare businesses due to lower US tax rates resulted in an increase in the related liabilities for contingent consideration and the put options of £666 million.

Secondly, an additional tax charge of £1,078 million comprised a reduction in the value of US deferred tax assets held against future liabilities, such as pensions, of £730 million, and a charge of £348 million arising on the reserves of subsidiaries of US entities in the Group. The cash impact of this latter charge will be spread over eight years from 2018, with approximately 60% expected to be payable in years six to eight.

These charges were partly offset by an allocation to non-controlling interests amounting to £114 million, as many of the adjustments related to ViiV Healthcare and the Consumer Healthcare Joint Venture.

These charges represent management’s estimates of the impact of US tax reform on the Group based on the information currently available. As more information on the detailed application of the Act becomes available, the assumptions underlying these estimates could change, with consequent adjustments to the charges taken that could have a material impact on the results of the Group.

Sales performance

Group turnover by business and geographic region – 2017

Group turnover by business	2017

	£m	Growth £%	Growth CER%

Pharmaceuticals	17,276	7	3
Vaccines	5,160	12	6
Consumer Healthcare	7,750	8	2

Group turnover	30,186	8	3

Group turnover for the year increased 8% AER, 3% CER to £30,186 million, with growth delivered by all three businesses.

Pharmaceuticals sales were up 7% AER, 3% CER, reflecting the continued strong growth of the new Respiratory and HIV products, partly offset by declines in older Respiratory products, including Seretide/Advair and Established Pharmaceuticals, including the impact of recent divestments.

Vaccines sales were up 12% AER, 6% CER, reflecting a strong performance from Meningitis and Influenza vaccines and higher demand for Established Vaccines, as well as the benefit of favourable year-on-year US CDC stockpile movements.

Consumer Healthcare sales grew 8% AER, 2% CER reflecting a strong performance from power brands in the Pain and Oral health categories, partly offset by the impact of continued competitive pressures in the US allergy category. In addition, reported growth was impacted by the Nigerian beverages business divestment in Q3 2016 and the implementation of the Goods & Service Tax (GST) in India on 1 July 2017.

Sales of New Pharmaceutical and Vaccine products in 2017 were £6,732 million, up 51% AER, 44% CER.

Group turnover by geographic region	2017

	£m	Growth £%	Growth CER%

US	11,263	10	6
Europe	7,943	6	-
International	10,980	7	3

Group turnover	30,186	8	3

The US sales growth of 10% AER, 6% CER was driven by continued strong performances from Triumeq and Tivicay and growth in the Respiratory portfolio, together with strong performances in the US from Hepatitis and Meningitis vaccines.

Europe sales grew 6% AER, but were flat at CER as growth from Triumeq, Tivicay and Meningitis vaccines was offset by the decline in Established Pharmaceuticals, including the impact of the disposal of the Romanian distribution business in Q4 2016. Respiratory sales were up 5% AER, but flat at CER, as the decline in Seretide offset the growth in the new Respiratory products.

In International, sales growth of 7% AER, 3% CER reflected strong growth in Triumeq, Tivicay and the Respiratory portfolio, with Established Pharmaceuticals flat, including the impact of divestments. Growth in Emerging Markets of 8% AER, 4% CER was also impacted by divestments.

Group turnover by business and geographic region – Q4 2017

Group turnover by business	Q4 2017

	£m	Growth £%	Growth CER%

Pharmaceuticals	4,540	(1)	3
Vaccines	1,208	6	9
Consumer Healthcare	1,891	1	4

Group turnover	7,639	1	4

Group turnover increased 1% AER, 4% CER, with CER growth delivered by all three businesses.

Pharmaceuticals sales declined 1% AER, but grew 3% CER, reflecting continued strong growth of the new Respiratory and HIV products, partly offset by declines in older Respiratory products, including Seretide/Advair and Established Pharmaceuticals, including the impact of recent divestments.

Vaccines sales were up 6% AER, 9% CER, with strong performances from Meningitis and Influenza vaccines, partly offset by the impact of increased competitive pressures on Infanrix and Pediarix.

Consumer Healthcare sales were up 1% AER, 4% CER, reflecting strong performances from power brands in the Respiratory, Pain and Oral health categories. A stronger performance by the Nutrition category, which benefited from comparison with a weaker Q4 2016 (due to the impact of Indian demonetisation), offset the negative impacts on growth of generic competition to Transderm Scop in the US and the Goods & Service Tax (GST) implementation in India on 1 July 2017.

Sales of New Pharmaceutical and Vaccine products in the quarter were £1,867 million, up 36% AER, 40% CER.

Group turnover by geographic region	Q4 2017

	£m	Growth £%	Growth CER%

US	2,846	(2)	4
Europe	1,993	2	-
International	2,800	2	7

Group turnover	7,639	1	4

US sales declined 2% AER, but grew 4% CER, driven by strong performances from Triumeq and Tivicay, together with Meningitis and Influenza Vaccines.

Europe sales grew 2% AER, but were flat at CER as growth from Tivicay and Triumeq was offset by continued generic competition to Epzicom and Avodart. Growth in the new Respiratory products offset the decline in Seretide.

In International, sales growth of 2% AER, 7% CER reflected strong growth in Triumeq, Tivicay and the Respiratory portfolio, together with the launch of Cervarix in China. Sales in Emerging Markets grew 4% AER, 9% CER.

Turnover – 2017

Pharmaceuticals

	2017

	£m	Growth £%	Growth CER%

Respiratory	6,991	7	3
HIV	4,350	22	16
Immuno-inflammation	377	11	6
Established Pharmaceuticals	5,558	(2)	(5)

	17,276	7	3

US	7,568	11	6
Europe	3,983	3	(3)
International	5,725	6	4

	17,276	7	3

Pharmaceuticals turnover in 2017 was £17,276 million, up 7% AER, 3% CER. Respiratory sales grew 7% AER, 3% CER to £6,991 million, driven by the Ellipta portfolio and Nucala, while HIV sales were up 22% AER, 16% CER to £4,350 million, driven by increases in market share for Triumeq and Tivicay. Sales of Established Pharmaceuticals declined 2% AER, 5% CER, reflecting a three percentage point impact of recent divestments. These divestments reduced overall Pharmaceuticals CER growth by one percentage point, most significantly impacting the contribution from Europe and Emerging Markets.

In the US, sales growth of 11% AER, 6% CER was driven by the HIV portfolio and new Respiratory products. Europe sales grew 3% AER but declined 3% CER, reflecting the continued transition of the Respiratory portfolio and generic competition to Kivexa as well as the disposal of the Romanian distribution business during Q4 2016 which reduced growth by three percentage points. International sales growth was impacted by the benefit to Q1 2016 of the accelerated sale of inventory under supply agreements to Novartis as well as the disposal of the thrombosis and anaesthesia businesses to Aspen in Q1 2017, which reduced growth in International by one percentage point and in Emerging Markets by two percentage points to 7% AER, 5% CER. Sales in Japan grew 6% AER, 3% CER.

Respiratory
Total Respiratory portfolio sales were up 7% AER, 3% CER, with the US up 8% AER, 3% CER, Europe up 5% AER but flat at CER and International up 9% AER, 5% CER. Growth of the new Respiratory products more than offset the decline in Seretide/Advair.

The new Respiratory products recorded combined sales of £1,930 million in 2017 with sales of Ellipta products up 67% AER, 59% CER driven by continued strong growth in the US and the ongoing roll-out across Europe and International. Sales of Nucala were £344 million, a Sterling increase of £242 million, and included sales of £236 million in the US.

The aggregate growth of the Ellipta products was driven primarily by the contribution of the US, where sales were up 72% AER, 65% CER on the back of further market share gains. Total Relvar/Breo Ellipta sales grew 62% AER, 55% CER to £1,006 million, with the US up 75% AER, 67% CER to £602 million. Anoro Ellipta sales grew 70% AER, 63% CER to £342 million, also reflecting market share gains in the US. All Ellipta products, Breo, Anoro, Incruse and Arnuity, continued to grow market share in the US in the year.

Seretide/Advair sales declined 10% AER, 14% CER to £3,130 million. Sales in the US declined 12% AER, 16% CER (5% volume decline and a 11% negative impact of price), with payer rebate adjustments related to prior periods favourably impacting sales in the year. In Europe, Seretide sales were down 12% AER, 17% CER to £736 million (11% volume decline and a 6% negative impact of price), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide declined 5% AER, 8% CER to £784 million (6% volume decline and a 2% negative impact of price), also reflecting increased generic competition and the transition to the newer Respiratory products.

Pricing pressures also affected other older products with Ventolin sales declining 2% AER, 6% CER to £767 million, including the negative impact of payer rebate adjustments related to prior periods in the US. Flixotide/Flovent sales were down 6% AER, 10% CER to £596 million, with the US down 15% AER, 18% CER.

The net impact of adjustments to payer rebates for prior periods across the US Respiratory portfolio was broadly neutral to reported US Respiratory sales.

HIV
HIV sales increased 22% AER, 16% CER to £4,350 million in the year, with the US up 26% AER, 21% CER, Europe up 10% AER, 3% CER and International up 33% AER, 26% CER. The growth in all three regions was driven by continued increases in market share for Triumeq and Tivicay, partly offset by the impact of generic competition to Epzicom/Kivexa, particularly affecting the European market. The ongoing increase in patient numbers for both Triumeq and Tivicay resulted in sales of £2,461 million and £1,404 million, respectively, in the year. Juluca was approved in the US in November 2017, and recorded initial sales of £5 million.

Epzicom/Kivexa sales declined 59% AER, 61% CER to £234 million, reflecting the ongoing generic competition since Q3 2016.

Immuno-inflammation
Sales grew 11% AER, 6% CER in the year. The negative impact of the divestment of Raxibacumab, which recorded strong sales in Q4 2016, was more than offset by the growth of Benlysta, up 23% AER, 17% CER to £375 million, driven by a strong US performance.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in 2017 were £5,558 million, declining 2% AER, 5% CER, impacted by the comparison with the accelerated sale of inventory under supply agreements to Novartis in Q1 2016 as well as the disposal of the thrombosis and anaesthesia businesses to Aspen in Q1 2017 and the disposal of the Romanian distribution business in Q4 2016. The impact of these disposals on the growth of the Established Pharmaceuticals portfolio was approximately three percentage points.

The Avodart franchise declined 3% AER, 9% CER to £613 million primarily due to the loss of exclusivity in the US and Europe and the impact of favourable RAR adjustments in 2016.

Dermatology sales grew 16% AER, 11% CER to £456 million, reflecting improved supply in Emerging Markets and growth in Japan, while Augmentin sales grew 4% AER, 2% CER to £587 million.

Vaccines

	2017

	£m	Growth £%	Growth CER%

Meningitis	890	34	27
Influenza	488	18	12
Shingles	22	-	-
Established Vaccines	3,760	7	1

	5,160	12	6

US	1,869	17	12
Europe	1,600	12	6
International	1,691	8	1

	5,160	12	6

Vaccines turnover grew 12% AER, 6% CER to £5,160 million, primarily driven by Meningitis vaccines, with Bexsero growing across all regions and Menveo in the US and Europe and higher sales of influenza products, primarily in the US and Europe. Established Vaccines growth was driven by Hepatitis vaccines, mainly due to a competitor supply shortage in the US, higher demand for Boostrix and Rotarix and the launch of Cervarix in China. Favourable year-on-year CDC stockpile movements for Infanrix, Pediarix and Menveo in the US also contributed to growth. These were partly offset by increasing competitive pressures on Infanrix, Pediarix in the US and Europe, and lower Synflorix sales, driven by lower pricing in developing countries.

Meningitis
Meningitis sales grew 34% AER, 27% CER to £890 million. Bexsero sales growth of 43% AER, 34% CER was driven by new national immunisation programmes, private market sales and regional tenders in Europe, as well as growing demand and share gains in the US, together with strong private market sales in International. Menveo sales grew 36% AER, 29% CER, primarily driven by the impact of favourable year-on-year CDC stockpile movements, partly offset by supply constraints in International.

Influenza
Fluarix/FluLaval sales were up 18% AER, 12% CER to £488 million, reflecting strong sales execution, primarily in the US, and higher demand in Europe.

Shingles
Shingrix recorded initial sales into the channel of £22 million in the US after its FDA approval and favourable ACIP recommendations.

Established Vaccines
Sales of the DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were up 5% AER, but flat at CER. Boostrix sales grew 19% AER, 13% CER, benefiting from higher demand across all regions. Infanrix, Pediarix sales were down 3% AER, 8% CER, mainly driven by increased competitive pressures in the US and Europe, together with a new market entrant in Europe, partly offset by favourable year-on-year CDC stockpile movements in the US.

Hepatitis vaccines grew 15% AER, 10% CER to £693 million, benefiting from a competitor supply shortage and higher demand in the US, partly offset by the unfavourable impact of CDC stockpile movements in the US and supply constraints in Europe and International.

Rotarix was up 12% AER, 6% CER to £524 million, reflecting higher demand in Europe and International.

Synflorix sales were up 1% AER, but down 6% CER to £509 million, due to lower pricing in Emerging Markets partly offset by higher demand elsewhere in International.

Priorix/Priorix Tetra/Varilrix sales were flat at AER, but down 5% CER to £301 million, mainly due to supply constraints in International.

Cervarix sales increased by 65% AER, 57% CER to £134 million, driven by its recent launch in China.

Consumer Healthcare

	2017

	£m	Growth £%	Growth CER%

Wellness	4,001	7	2
Oral health	2,466	11	6
Nutrition	680	1	(5)
Skin health	603	6	-

Total	7,750	8	2

US	1,826	4	(1)
Europe	2,360	9	3
International	3,564	9	4

	7,750	8	2

Consumer Healthcare turnover was up 8% AER, 2% CER in the 12 months at £7,750 million, impacted by slower global growth in key categories. A strong performance by power brands across Wellness and Oral health was partly offset by competitive pressures in the US allergy category, impacting Flonase OTC, as well as lower sales of tail brands across the Nutrition and Skin health categories. In addition, reported growth was impacted by the disposal of the Nigeria beverages business in Q3 2016 and the implementation of the Goods & Service Tax (GST) in India in July, the net effects of which were partly offset by the benefit of the comparison with the impact of demonetisation in India in Q4 2016. The divestment, GST and demonetisation combined to reduce overall Consumer Healthcare CER growth by approximately one percentage point.

Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 13% of sales in the period. Notable launches this year included parodontax and Flonase Sensimist in the US, the continued global roll out of Flonase OTC and several line extensions for Sensodyne, including next generation Sensodyne Rapid and Sensodyne Deep Clean.

Wellness
Wellness sales grew 7% AER, 2% CER to £4,001 million. This reflected a strong performance from Voltaren and Cold & flu seasonal products, partly offset by a weaker performance from US allergy products.

Respiratory sales were up 7% AER, 2% CER as strong broadly-based growth from Theraflu and Otrivin, particularly in Europe and International was partly offset by competitive pressures in the US for Flonase OTC from private label products.

Pain relief sales were up 10% AER, 4% CER, driven significantly by Voltaren with growth across all regions, benefiting from momentum in the 12-hour variant, strong in-store and marketing activation, expansion of expert detailing and strong performances in International markets. Panadol also grew strongly in Europe, benefiting from new advertising campaigns, and in International in low single digits.

Oral health
Oral health sales grew 11% AER, 6% CER to £2,466 million. Sensodyne continued to drive performance, reporting growth of 12% AER, 8% CER, with strong delivery in all regions following the roll out of next generation Sensodyne Rapid and the launch of Pronamel Strong & Bright. Sales of parodontax continued to grow strongly, reflecting double-digit performances in Europe and International, driven by a brand reset and increases in dentist recommendations, as well as the US launch in the first quarter. Denture care grew in mid-single digits with double-digit growth in emerging markets partly offset by slower consumption growth in the US and Germany.

Nutrition
Nutrition sales grew 1% AER and declined 5% CER to £680 million, adversely impacted by the sale of the Nigeria beverages business in Q3 2016 and the implementation of GST on 1 July, as well as continued competitive pressures for Horlicks in India. The net impact of the divestment of the Nigeria beverages business, implementation of GST offset by the favourable comparison with the impact of demonetisation in the prior year reduced Nutrition CER growth by approximately six percentage points.

Skin health
Skin health sales grew 6% AER, but were flat at CER at £603 million, with low single-digit growth in the US, a slight decline within Europe and International flat. Fenistil sales grew strongly, with good performances in Central & Eastern Europe, Germany and the Middle East, following digital activation and new media campaigns. Physiogel and Lamisil continued to be impacted by competitor activity, whilst Lip care sales grew in mid-single digits.

Turnover – Q4 2017

Pharmaceuticals

	Q4 2017

	£m	Growth £%	Growth CER%

Respiratory	1,896	(1)	2
HIV	1,156	13	17
Immuno-inflammation	97	(13)	(9)
Established Pharmaceuticals	1,391	(9)	(5)

	4,540	(1)	3

US	2,032	(2)	3
Europe	1,036	1	-
International	1,472	-	5

	4,540	(1)	3

Pharmaceuticals turnover in the quarter was £4,540 million, down 1% AER, but up 3% CER, driven primarily by the growth in HIV sales, which were up 13% AER, 17% CER, to £1,156 million, reflecting continued strong performances of Triumeq and Tivicay. Respiratory sales declined 1% AER, but grew 2% CER to £1,896 million, with growth from the new Ellipta portfolio and Nucala partly offset by lower sales of Seretide/Advair, Flovent and Ventolin. Sales of Established Pharmaceuticals fell 9% AER, 5% CER, partly reflecting recent divestments. These divestments reduced overall Pharmaceuticals growth by one percentage point, most significantly impacting the contribution from Emerging Markets.

In the US, sales declined 2% AER, but growth of 3% CER was driven by the HIV portfolio and new Respiratory products. Europe sales grew 1% AER but were flat at CER, reflecting continued generic competition to Epzicom and Avodart, the continuing transition of the Respiratory portfolio, and the disposal of the Romanian distribution business during Q4 2016, which impacted Europe sales by two percentage points. International sales growth was impacted by one percentage point from the disposal of the thrombosis and anaesthesia businesses to Aspen in Q1 2017, which also reduced growth in Emerging Markets by two percentage points to 2% AER, 8% CER. Sales in Japan, impacted one percentage point by divestments, declined 3% AER but grew 2% CER driven by the new Respiratory portfolio.

Respiratory
Total Respiratory portfolio sales declined 1% AER but were up 2% CER, with the US down 4% AER, but flat at CER. Europe sales grew 6% AER, 4% CER and International grew 1% AER, 6% CER. Growth in the new Respiratory products was partly offset by declines in Seretide/Advair, Flovent and Ventolin.

The new Respiratory products recorded combined sales of £601 million in the quarter with sales of Ellipta products up 50% AER, 53% CER, driven by continued strong growth in all regions. Sales of Nucala were £121 million in the quarter, a Sterling increase of £77 million over Q4 2016, and included sales of £83 million in the US.

The aggregate growth of the Ellipta products was driven primarily by the contribution of the US, where sales grew 53% AER, 58% CER, reflecting further market share gains, partly offset by continued pricing pressures and the negative impact in the quarter of payer rebate adjustments related to prior periods. Relvar/Breo Ellipta sales grew 43% AER, 46% CER, to £296 million, helped by ongoing launches but primarily the growth in the US, which was up 48% AER, 54% CER to £181 million. Anoro Ellipta sales grew 58% AER, 62% CER to £109 million, also reflecting market share gains in the US. All Ellipta products, Breo, Anoro, Incruse and Arnuity, continued to grow market share in the US during the quarter.

Seretide/Advair sales declined 19% AER, 16% CER to £787 million. Sales of Advair in the US declined 27% AER, 22% CER (1% volume decline and a 21% negative impact of price) reflecting continued pricing pressures and the negative impact of payer rebate adjustments in the quarter. In Europe, Seretide sales were down 8% AER, 10% CER to £184 million (12% volume decline and a 2% positive impact of price, including a five percentage point benefit from an adjustment to a clawback provision). This reflected continued competition from generic products and the transition of the Respiratory portfolio to newer products. In International, sales of Seretide were down 10% AER, 7% CER, to £196 million (6% volume decline; and a 1% impact of price), reflecting increased generic competition and the transition to the newer Respiratory products.

Pricing pressures also affected other older products, with Ventolin sales declining 12% AER, 9% CER to £215 million, including the negative impact of payer rebate adjustments related to prior periods in the US. Flixotide/Flovent sales declined 15% AER, 12% CER to £162 million, with the US down 21% AER, 17% CER. Europe and International combined were broadly flat.

The net impact of adjustments to prior quarters for payer rebates across the Respiratory portfolio reduced US Respiratory growth by approximately 11 percentage points.

HIV
HIV sales increased 13% AER, 17% CER to £1,156 million in the quarter, with the US up 13% AER, 19% CER, Europe up 9% AER, 7% CER and International up 24% AER, 28% CER. The growth was driven by continued increases in market share for Triumeq and Tivicay, partly offset by the impact of generic competition to Epzicom/Kivexa, particularly affecting the European market. The ongoing increase in patient numbers for both Triumeq and Tivicay resulted in sales of £653 million and £399 million, respectively, in the quarter. Juluca was approved in the US in November 2017, and recorded initial sales of £5 million.

Epzicom/Kivexa sales declined 63% AER, 61% CER to £42 million, reflecting ongoing generic competition.

Immuno-inflammation
Sales in the quarter were down 13% AER, 9% CER due to the divestment of Raxibacumab which recorded strong sales in Q4 2016. Benlysta sales grew 10% AER, 15% CER to £97 million.

Established Pharmaceuticals
Sales of Established Pharmaceuticals in the quarter were £1,391 million, down 9% AER, 5% CER, impacted by the disposals of the Romanian distribution business during Q4 2016 and the thrombosis and anaesthesia businesses to Aspen during the first quarter of 2017. The impact of the disposals on the growth of the Established Pharmaceuticals portfolio was approximately two percentage points.

The Avodart franchise was down 9% AER, 8% CER to £149 million, primarily due to loss of exclusivity in the US and Europe.

Dermatology sales grew 4% AER, 6% CER to £117 million, reflecting improved supply in Emerging Markets and growth in Japan, while Augmentin sales declined 2% AER, but grew 3% CER to £143 million.

Vaccines

	Q4 2017

	£m	Growth £%	Growth CER%

Meningitis	201	17	20
Influenza	111	76	86
Shingles	22	-	-
Established Vaccines	874	(3)	(1)

	1,208	6	9

US	374	6	16
Europe	386	4	2
International	448	8	9

	1,208	6	9

Vaccines turnover grew 6% AER, 9% CER to £1,208 million with continued growth in Meningitis vaccines, notably Bexsero in International and Europe and Menveo in the US, which benefited from favourable CDC stockpile movements. Influenza products were up 76% AER, 86% CER, primarily in the US. Shingrix recorded initial channel sales in the US after its FDA approval. Established Vaccines were down 3% AER, 1% CER, primarily driven by the unfavourable impact of year-on-year CDC stockpile movements in the US, increasing competitive pressures on Infanrix, Pediarix in the US and Europe, and supply constraints for Priorix/Priorix Tetra/Varilrix. These declines were partly offset by higher demand for Rotarix and the launch of Cervarix in China.

Meningitis
Meningitis sales grew 17% AER, 20% CER to £201 million, with Bexsero sales up 17% AER, 20% CER, primarily driven by national immunisation programmes in Europe and private market sales in Europe and International. Menveo sales were up 30% AER, 38% CER, with growth primarily reflecting favourable CDC stockpile movements, partly offset by the reversal of phasing benefits and supply constraints in International.

Influenza
Fluarix/FluLaval sales grew 76% AER, 86% CER to £111 million, reflecting continued strong sales execution and higher demand in the US, as well as a benefit from the later phasing of shipments in the US.

Shingles
Shingrix recorded initial channel sales of £22 million in the US after its FDA approval and favourable ACIP recommendations.

Established Vaccines
Sales of DTPa-containing vaccines (Infanrix, Pediarix and Boostrix) were down 16% AER, 13% CER to £291 million. Infanrix, Pediarix sales declined 28% AER, 25% CER, primarily driven by the unfavourable impact of prior year CDC stockpile movements in the US and increased competitive pressure in the US and Europe, together with a new market entrant in Europe. Boostrix was up 6% AER, 8% CER, driven by stronger demand in Europe.

Hepatitis vaccines grew 3% AER, 6% CER to £161 million, benefiting from a competitor supply shortage and higher demand in the US, together with a tender award in International, partly offset by unfavourable year-on-year CDC stockpile movements in the US.

Rotarix sales were up 19% AER, 22% CER to £126 million, mainly driven by higher demand, including market expansions in International.

Synflorix sales declined 9% AER, 10% CER to £111 million reflecting the impact of lower pricing in developing markets and a tender award with lower volumes in Europe, partly offset by higher demand in International.

Priorix/Priorix Tetra/Varilrix sales declined 21% AER, 21% CER to £66 million, mainly due to supply constraints in International.

Cervarix sales were £62 million, more than double Q4 2016, driven by its recent launch in China.

Consumer Healthcare

	Q4 2017

	£m	Growth £%	Growth CER%

Wellness	992	-	4
Oral health	602	1	5
Nutrition	163	9	11
Skin health	134	(3)	1

Total	1,891	1	4

US	440	(6)	-
Europe	571	2	1
International	880	4	9

	1,891	1	4

Consumer Healthcare turnover was up 1% AER, 4% CER in the quarter at £1,891 million with stronger consumption growth reflecting slightly improved global growth. A continuing strong performance by power brands in the Respiratory, Pain and Oral health categories, which together grew in high single digits, was partly offset by ongoing competitive pressures in the US allergy category and weak tail-brand performance in the Skin health category. The adverse impact on growth in the quarter from generic competition to Transderm Scop in the US and the implementation of the Goods & Service Tax (GST) in India in July was offset by the benefit of the comparison with the impact of demonetisation in India in Q4 2016.

Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 12% of sales in the quarter. Voltaren No Mess launched in the first market in Europe in the quarter and next generation Sensodyne Rapid achieved successful launches in 40 markets.

Wellness
Wellness sales were flat at AER, but grew 4% CER to £992 million. This reflected a strong performance from Voltaren and a good start to the cold and flu season, partly offset by continued competitive pressures in the US allergy sector.

Respiratory sales were up 1% AER, 4% CER, with good performances in Europe and International, partly offset by further declines in US allergy sales. Otrivin grew in double digits, driven largely by the Middle East, which benefited from new variants launched earlier in the year as well as a good start to the cold and flu season, while Theraflu recorded a strong performance in the US, benefiting from seasonal sales.

Pain relief continued to perform well in the quarter, up 5% AER, 8% CER. Both Voltaren and Excedrin grew in double digits with strong growth in International for Voltaren and new marketing campaigns for Excedrin in the US driving growth. Panadol was impacted by an adverse comparison with a strong performance in Q4 2016, the impact of the removal of OTC status for part of the range in Australia and lower sales in Latin America.

Generic competition to Transderm Scop continued to build in the US during the quarter, leading to a decline of 60% AER, 52% CER.

Oral health
Oral health sales grew 1% AER, 5% CER to £602 million. The Oral health power brands together grew at 3% AER, 7% CER. Sensodyne continued to drive performance, reporting growth of 2% AER, 6% CER with strong delivery in US and International following the successful roll out of next generation Sensodyne Rapid to 40 markets and the launch of Pronamel Strong & Bright partly offset by the adverse impact of wholesaler stocking patterns. Emerging market growth was particularly strong, most notably in India and China with the launch of Sensodyne Deep Clean. Sales of parodontax grew in double digits following the launch in the US earlier in the year. Denture care reported stronger growth, with good momentum across emerging markets and with the fixative format delivering strong results in the US and Japan following the introduction of new marketing programmes.

Nutrition
Nutrition sales grew 9% AER, 11% CER to £163 million despite the ongoing impact of GST, benefiting from a favourable comparison with Q4 2016, which was impacted by demonetisation in India. These factors together increased Nutrition growth by approximately three percentage points. In addition, growth was driven by a return to growth for Horlicks in India, and stronger performances of Vitamins and Minerals.

Skin health
Skin health sales declined 3% AER but grew 1% CER to £134 million, with a good performance in the US, driven by seasonal Lip care sales, and strong performances in International in the Middle East and China, largely offset by a challenging quarter in Europe, mainly due to heightened competition.

Sales from new Pharmaceuticals and Vaccine products

	2017			Q4 2017

	£m	Growth £%	Growth CER%	£m	Growth £%	Growth CER%

Pharmaceuticals

Respiratory
Anoro Ellipta	342	70	63	109	58	62
Arnuity Ellipta	35	>100	>100	12	100	100
Incruse Ellipta	201	76	68	61	61	63
Nucala	344	>100	>100	121	>100	>100
Relvar/Breo Ellipta	1,006	62	55	296	43	46

	1,928	83	75	599	65	68

CVMU
Eperzan/Tanzeum	87	(28)	(31)	14	(63)	(58)

HIV
Tivicay	1,404	47	40	399	38	41
Triumeq	2,461	42	35	653	23	27

	5,880	52	45	1,665	36	40

Vaccines
Bexsero	556	43	34	115	17	20
Menveo	274	36	29	65	30	38
Shingrix	22	-	-	22	-	-

	852	44	36	202	36	40

Total	6,732	51	44	1,867	36	40

In 2015, GSK identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020. Those products are as set out above and do not include Trelegy Ellipta and Juluca, which had initial sales in 2017 of £2 million and £5 million, respectively. The Group has previously announced its plans to withdraw Tanzeum. At 2015 exchange rates the equivalent value of the 2017 sales was £5.7 billion.

2017
Sales of New Pharmaceutical and Vaccine products were £6,732 million, grew £2,279 million in Sterling terms (51% AER, 44% CER) and represented approximately 30% of Pharmaceuticals and Vaccines turnover in the year.

Q4 2017
Sales of New Pharmaceutical and Vaccine products were £1,867 million, grew £497 million in Sterling terms (36% AER, 40% CER) and represented approximately 32% of Pharmaceuticals and Vaccines turnover in the quarter.

Financial performance – 2017

Total results

The Total results for the Group are set out below.

	2017 £m	2016 £m	Growth £%	Growth CER%

Turnover	30,186	27,889	8	3

Cost of sales	(10,342)	(9,290)	11	8

Gross profit	19,844	18,599	7	1

Selling, general and administration	(9,672)	(9,366)	3	(1)
Research and development	(4,476)	(3,628)	23	19
Royalty income	356	398	(11)	(13)
Other operating income/(expense)	(1,965)	(3,405)

Operating profit	4,087	2,598	57	39

Finance income	65	72
Finance expense	(734)	(736)
Profit on disposal of associates	94	-
Share of after tax profits of associates and joint ventures	13	5

Profit before taxation	3,525	1,939	82	58

Taxation	(1,356)	(877)
Tax rate %	38.5%	45.2%

Profit after taxation	2,169	1,062	>100	71

Profit attributable to non-controlling interests	637	150
Profit attributable to shareholders	1,532	912

	2,169	1,062	>100	71

Earnings per share	31.4p	18.8p	67	36

Cost of sales
Cost of sales as a percentage of turnover was 34.3%, up 1.0 percentage points in Sterling terms and up 1.4 percentage points in CER terms compared with 2016. This primarily reflected the phasing of costs of manufacturing restructuring programmes including non-cash write downs as a result of plant closures and the write down of assets related to the progressive withdrawal of Tanzeum, as well as continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and additional supply chain investments. This was partly offset by a more favourable product mix across all three businesses, particularly in Pharmaceuticals, reflecting the impact of higher HIV sales, and in Vaccines, reflecting the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison to inventory adjustments in 2016. There was also a continued contribution from integration and restructuring savings in all three businesses.

Selling, general and administration
SG&A costs were 32.0% of turnover, 1.5 percentage points lower than in 2016 in Sterling and CER terms. This primarily reflected lower restructuring costs and tight control of ongoing operating costs, particularly in Consumer Healthcare, as well as continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare. This was partly offset by an increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £4,476 million (14.8% of turnover), 23% higher than in 2016 at AER and 19% higher at CER. This included charges of £106 million from the utilisation of the Priority Review Voucher in Q2 2017 as well as increased investment in the progression of a number of mid and late-stage programmes. In addition, there were higher restructuring costs, primarily as a result of the provision for future clinical obligations as a result of the progressive withdrawal of Tanzeum and the decision to terminate the rights to sirukumab, and higher intangible asset impairments.

Royalty and other operating income/(expense)
Net other operating expense of £1,609 million (2016: £3,007 million) primarily reflected lower accounting charges arising from the re-measurement of the contingent consideration liabilities related to the former Shionogi-ViiV Healthcare joint venture and the acquisition of the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. These re-measurement charges of £2,185 million (2016: £3,914 million) reflected updated trading forecasts and changes in exchange rate assumptions as well as the unwinding of the discount applied to these future liabilities of £1,001 million. They also included charges of £666 million arising from the positive impact of US tax reform on the valuation of the Consumer Healthcare and HIV businesses. These charges were partly offset by the gain of £250 million on the disposal of the anaesthesia business to Aspen and royalty income of £356 million (2016: £398 million).

Operating profit
Total operating profit was £4,087 million in 2017 compared with £2,598 million in 2016. The increase primarily reflected a reduced impact from accounting charges related to the re-measurement of the liabilities for contingent consideration, put options and preferential dividends. In addition operating profit benefited from an improved operating margin driven by sales growth across all three businesses, but particularly Vaccines, and a more favourable mix in all three businesses. In Vaccines, there was also a favourable year-on-year comparison with inventory adjustments in 2016 and the benefit of a one-off settlement in cost of sales. Continued tight control of ongoing costs and benefits from restructuring and integration also contributed to improved margins in Vaccines and Consumer Healthcare but were offset by the impact of the Priority Review Voucher, as well as an overall increase in R&D investment in Pharmaceuticals, continuing price pressure, particularly in Respiratory, and supply chain investments in Pharmaceuticals to support new products.

Net finance costs
Net finance expense was £669 million compared with £664 million in 2016.

Taxation
A tax charge of £1,356 million on Total profit represented an effective tax rate of 38.5% (2016: 45.2%) and included a charge of £1,078 million arising from US tax reform as described in more detail on page 22. This was partly offset by a £483 million benefit from Swiss tax reform, arising from the revaluation of deferred tax liabilities on acquired Consumer Healthcare brands to reflect a reduction in the headline tax rate.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £637 million (2016: £150 million), including the non-controlling interest allocations of Consumer Healthcare profits of £415 million (2016: £203 million) and the allocation of ViiV Healthcare profits, which increased to £187 million (2016: £83 million loss) including the impact of changes in the proportions of preferential dividends due to each shareholder. The increase in allocation of ViiV Healthcare profits primarily reflected the negative impact of higher re-measurement charges in 2016 and the increase in allocation of Consumer Healthcare profits primarily reflected the benefit of Swiss tax reform in 2017.

Earnings per share
Total earnings per share was 31.4p, compared with 18.8p in 2016. The increase reflected the reduced impact of charges arising from the revaluations of the liabilities for contingent consideration and the put options associated with increases in the Sterling value of the Group’s HIV and Consumer Healthcare businesses, the benefit from Swiss tax reform and improved performances by the relevant businesses, partly offset by the charges arising from US tax reform.

Adjusting items

GSK presents Total results and Adjusted results in order to assist shareholders in better understanding the Group’s operational performance.

Total results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. GSK therefore also reports Adjusted results to help shareholders identify and assess more clearly the key drivers of the Group’s performance. This approach aligns the presentation of the Group’s results more closely with the majority of GSK’s peer group.

From Q1 2017, Adjusted results have been amended to exclude, instead of all legal charges, only significant legal charges, as set out in ‘Accounting policies and basis of preparation' on page 54. Comparative information has been revised accordingly. In addition, due to their magnitude and distorting effect, GSK has reported as an adjusting item in 2017, the charges arising from the initial application of the US Tax Cuts and Jobs Act.

The charges for US tax reform represent management’s best estimates of the impact of US tax reform on the Group based on the information currently available. As more information on the detailed application of the US Tax Cuts and Jobs Act becomes available, the assumptions underlying these estimates could change with consequent adjustments to the charges taken that could have a material impact on the results of the Group.

Adjusted results exclude the following items from Total results: amortisation and impairments of intangible assets and goodwill; major restructuring costs; significant legal charges and expenses; transaction-related accounting adjustments; disposals and other operating income other than royalty income, together with the tax effects of all of these items and the impact of the implementation of the US Tax Cuts and Jobs Act in 2017.

The adjusting items that reconcile Total operating profit, profit after tax and earnings per share to Adjusted results are as follows:

	2017			2016 (revised)

	Operating profit £m	Profit after tax £m	Earnings per share p	Operating profit £m	Profit after tax £m	Earnings per share p

Total results	4,087	2,169	31.4	2,598	1,062	18.8

Intangible asset amortisation	591	457	9.4	588	458	9.4
Intangible asset impairment	688	512	10.5	20	15	0.3
Major restructuring costs	1,056	851	17.4	970	757	15.6
Transaction-related items	1,599	980	19.2	3,919	3,480	61.6
Divestments, significant legal and other items	(119)	(456)	(9.4)	(424)	(246)	(5.1)
US tax reform	666	1,744	33.3	-	-	-

Adjusting items	4,481	4,088	80.4	5,073	4,464	81.8

Adjusted results	8,568	6,257	111.8	7,671	5,526	100.6

Full reconciliations between Total results and Adjusted results are set out on pages 61 to 64 and the definition of Adjusted results is set out on page 39.

Intangible asset amortisation and impairment
Intangible asset amortisation was £591 million, compared with £588 million in 2016. Intangible asset impairments of £688 million (2016: £20 million) included impairments related to the progressive withdrawal of Tanzeum and a number of commercial and R&D assets following the refocusing of the R&D pipeline during 2017. Both of the amortisation and impairment charges were non-cash items.

Major restructuring and integration
Major restructuring and integration charges of £1,056 million have been incurred (2016: £970 million). Non-cash charges were £525 million, primarily reflecting the write down of assets as a result of the decision to withdraw Tanzeum and terminate rights to sirukumab arising from the establishment of the Group’s new business priorities, as well as the write down of assets related to reductions in the site network. Cash charges were £531 million, including charges as a result of the decisions to withdraw Tanzeum and terminate rights to sirukumab. Cash payments made were £555 million (2016: £1,077 million), including the settlement of certain charges previously accrued, but also reflecting the deferral of some payments into 2018. Cash payments of approximately £0.5 billion are expected in 2018. The programme delivered incremental cost savings in the year of £0.7 billion, including £0.2 billion of currency benefits.

Charges for the combined restructuring and integration programme to date are £4.8 billion, of which cash charges are £3.5 billion. Cash payments of £3.1 billion have been made to date. Non-cash charges are £1.3 billion.

An extension to the existing combined programme was agreed by the Board in July 2017, with total cash charges of the combined programme now expected to be approximately £4.1 billion and non-cash charges up to £1.6 billion. The programme has now delivered approximately £3.7 billion of annual savings, including a currency benefit of £0.4 billion. The extended programme is now expected to deliver by 2020 total annual savings of £4.0 billion on a constant currency basis, together with an estimated £0.4 billion of currency benefits on the basis of 2017 exchange rates.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,599 million (2016: £3,919 million). This primarily reflected accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the contingent consideration related to the acquisition of the former Shionogi-ViiV Healthcare joint venture, the contingent consideration related to the acquisition of the former Novartis Vaccines business, and the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis. These transaction-related adjustments exclude the impact on these liabilities arising from the implementation of the US Tax Cuts and Jobs Act in 2017 which is set out on page 22.

Charge/(credit)	2017 £m	2016 £m

Consumer Healthcare Joint Venture put option	986	1,133
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	556	2,162
ViiV Healthcare put options and Pfizer preferential dividends	(126)	577
Contingent consideration on former Novartis Vaccines business	101	69
Other adjustments	82	(22)

Total transaction-related charges	1,599	3,919

The aggregate impact of unwinding the discount on these future and potential liabilities was £1,001 million (2016: £905 million), including £543 million on the Consumer Healthcare Joint Venture put option and £408 million on the contingent consideration related to the former Shionogi-ViiV Healthcare Joint Venture. The remaining charge of £598 million was driven by adjustments to trading forecasts and the impact of updated exchange rate assumptions on those forecasts for the relevant businesses as well as updated multiples used in the valuation of the Consumer Healthcare Joint Venture put option.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in 2017 amounted to £685 million (2016: £431 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £671 million (2016: £417 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 59.

The impact on profit after tax from transaction-related adjustments includes an accounting credit in respect of Swiss tax reform of £483 million, arising from the revaluation of deferred tax liabilities on acquired Consumer Healthcare brands to reflect a reduction in the headline Swiss tax rate.

Divestments, significant legal charges and other items
Divestments and other items included the profit on disposal of the anaesthesia business to Aspen of £250 million, a number of other asset disposals, equity investment impairments and certain other adjusting items. Significant legal charges of £68 million (2016: £62 million) included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £192 million (2016: £102 million).

US tax reform
The enactment of the US Tax Cuts and Jobs Act has resulted in a number of additional charges in 2017, which reduced Total earnings by £1,630 million.

Firstly, increased valuations of the HIV and Consumer Healthcare businesses due to lower US tax rates resulted in an increase in the related liabilities for contingent consideration and the put options of £666 million.

Secondly, an additional tax charge of £1,078 million comprised a reduction in the value of US deferred tax assets held against future liabilities, such as pensions, of £730 million, and a charge of £348 million arising on the reserves of subsidiaries of US entities in the Group. The cash impact of this latter charge will be spread over eight years from 2018, with approximately 60% expected to be payable in years six to eight.

These charges were partly offset by an allocation to non-controlling interests amounting to £114 million, as many of the adjustments related to ViiV Healthcare and the Consumer Healthcare Joint Venture.

These charges represent management’s estimates of the impact of US tax reform on the Group based on the information currently available. As more information on the detailed application of the Act becomes available, the assumptions underlying these estimates could change, with consequent adjustments to the charges taken that could have a material impact on the results of the Group.

Adjusted results

	2017

	£m	% of turnover	Growth £%	Growth CER%

Turnover	30,186	100.0	8	3

Cost of sales	(8,771)	(29.1)	5	1
Selling, general and administration	(9,341)	(30.9)	6	1
Research and development	(3,862)	(12.8)	11	8
Royalty income	356	1.2	(11)	(13)

Adjusted operating profit	8,568	28.4	12	5

Adjusted profit before tax	7,924		13	5
Adjusted profit after tax	6,257		13	6
Adjusted profit attributable to shareholders	5,464		12	5

Adjusted earnings per share	111.8p		11	4

Adjusted operating profit by business	2017

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	8,667	50.2	9	3
Pharmaceuticals R&D	(2,740)		10	7

Total Pharmaceuticals	5,927	34.3	8	1
Vaccines	1,644	31.9	15	11
Consumer Healthcare	1,373	17.7	23	11

	8,944	29.6	11	4
Corporate & other unallocated costs	(376)		4	(3)

Adjusted operating profit	8,568	28.4	12	5

Adjusted operating profit
Adjusted operating profit was £8,568 million, 12% AER higher than in 2016 and 5% CER higher on a turnover increase of 3% CER. The Adjusted operating margin of 28.4% was 0.9 percentage points higher than in 2016 and 0.4 percentage points higher on a CER basis. This reflected improved operating leverage driven by sales growth and a more favourable mix in all three businesses, together with, in Vaccines the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison to inventory adjustments in 2016. There was also continued tight control of ongoing costs across all three businesses as well as benefits from restructuring and integration. This was partly offset by the charge of £106 million on the utilisation of the Priority Review Voucher in Q2 2017 as well as other increases in R&D investment, continuing price pressure, particularly in Respiratory, and supply chain investments.

Cost of sales
Cost of sales as a percentage of turnover was 29.1%, down 0.9 percentage points in Sterling terms and down 0.5 percentage points in CER terms compared with 2016. This reflected a more favourable product mix across all three businesses, particularly in Pharmaceuticals, including the impact of higher HIV sales, as well as favourable product mix, the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison to inventory adjustments in 2016 in Vaccines. There was also a further contribution from integration and restructuring savings in all three businesses, offset by continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and additional supply chain investments.

Selling, general and administration
SG&A costs were 30.9% of turnover, 0.6 percentage points lower in Sterling terms than in 2016 and 0.5 percentage points lower on a CER basis. This primarily reflected tight control of ongoing costs, particularly in Consumer Healthcare, continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare. This was partly offset by increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £3,862 million (12.8% of turnover), 11% higher than 2016 at AER and 8% higher at CER. This included a charge of £106 million on the utilisation of the Priority Review Voucher in Q2 2017 as well as increased investment in the progression of a number of mid and late-stage programmes.

Royalty income
Royalty income was £356 million (2016: £398 million). The reduction was primarily due to the patent expiry of Cialis in Q4 2016 and a catch-up adjustment recorded in Q1 2016.

Operating profit by business
Pharmaceuticals operating profit was £5,927 million, 8% AER higher than in 2016 and 1% CER higher on a turnover increase of 3% CER. The operating margin of 34.3% was 0.2 percentage points higher than in 2016 on a Sterling basis but 0.6 percentage points down on a CER basis. This primarily reflected increased R&D investment, including the impact of the utilisation of the Priority Review Voucher in Q2 2017. The operating margin also reflected increased investment in new product support, as well as the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio, partly offset by a more favourable product mix, primarily driven by the growth in HIV sales, and the continued cost reduction benefit of the Group’s Pharmaceuticals restructuring programme.

Vaccines operating profit was £1,644 million, 15% AER higher than in 2016 and 11% CER higher on a turnover increase of 6% CER. The operating margin of 31.9% was 0.8 percentage points higher than in 2016 on a Sterling basis and 1.3 percentage points higher on a CER basis. This was primarily driven by improved product mix, the benefit of a settlement for lost third party supply volume and a favourable year-on-year comparison with inventory adjustments in 2016, together with continued restructuring and integration benefits. This was partly offset by increased SG&A resources to support business growth and new launches, increased supply chain costs and lower royalty income.

Consumer Healthcare operating profit was £1,373 million, 23% AER higher than in 2016 and 11% CER higher on a turnover increase of 2%. The operating margin of 17.7% was 2.2 percentage points higher than in 2016 and 1.3 percentage points higher on a CER basis, reflecting tight control of costs, integration synergies, principally in SG&A, partly offset by increased investment in power brands.

Net finance costs
Net finance expense was £657 million compared with £652 million in 2016.

Taxation
Tax on Adjusted profit amounted to £1,667 million and represented an effective Adjusted tax rate of 21.0% (2016: 21.3%). See ‘Taxation’ on page 53 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £793 million (2016: £637 million), including the non-controlling interest allocations of Consumer Healthcare profits of £344 million (2016: £288 million) and the allocation of ViiV Healthcare profits, which increased to £414 million (2016: £324 million) including the impact of changes in the proportions of preferential dividends due to each shareholder. The increase in allocation also reflected comparison with the reduction in the allocation to non-controlling interests due to higher net losses in some of the Group’s other entities with non-controlling interests in 2016.

Earnings per share
Adjusted EPS of 111.8p was up 11% AER, 4% CER compared with a 5% CER increase in Adjusted operating profit.

Financial performance – Q4 2017

The Total results for the Group are set out below.

	Q4 2017 £m	Q4 2016 £m	Growth £%	Growth CER%

Turnover	7,639	7,586	1	4

Cost of sales	(2,558)	(2,508)	2	4

Gross profit	5,081	5,078	-	4

Selling, general and administration	(2,533)	(2,711)	(7)	(3)
Research and development	(1,209)	(1,003)	21	24
Royalty income	69	117	(41)	(39)
Other operating income/(expense)	(896)	(886)

Operating profit	512	595	(14)	(4)

Finance income	16	20
Finance expense	(154)	(193)
Profit on disposal of associates	66	-
Share of after tax profits of associates and joint ventures	2	1

Profit before taxation	442	423	4	17

Taxation	(805)	(106)
Tax rate %	>100%	25.1%

(Loss)/profit after taxation	(363)	317	>(100)	>(100)

Profit attributable to non-controlling interests	183	60
(Loss)/profit attributable to shareholders	(546)	257

	(363)	317	>(100)	>(100)

(Loss)/earnings per share	(11.2)p	5.3p	>(100)	>(100)

Cost of sales
Cost of sales as a percentage of turnover was 33.5%, up 0.4 percentage points in Sterling terms and up 0.1 percentage points in CER terms compared with Q4 2016. This reflected continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and additional supply chain investments. The increase was partly offset by a more favourable product mix in Pharmaceuticals in the quarter, particularly the impact of higher HIV sales, as well as a favourable year-on-year comparison with inventory adjustments in Q4 2016. There was also a further contribution from integration and restructuring savings in all three businesses together with lower costs from manufacturing restructuring programmes.

Selling, general and administration
SG&A costs were 33.2% of turnover, 2.6 percentage points lower than in Q4 2016 in Sterling terms and 2.4 percentage points lower on a CER basis. This primarily reflected lower restructuring costs as well as tight control of ongoing operating costs, particularly in Consumer Healthcare, continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines. The cost reductions were partly offset by an increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £1,209 million (15.8% of turnover), 21% higher than in Q4 2016 at AER and 24% higher at CER. This primarily reflected increased investment in the progression of a number of mid and late-stage programmes and higher intangible asset impairments.

Royalty and other operating income/(expense)
Net other operating expense of £827 million (Q4 2016: £769 million) primarily reflected £888 million (Q4 2016: £915 million) of accounting charges arising from the re-measurement of the contingent consideration liabilities related to the former Shionogi-ViiV Healthcare joint venture and the acquisition of the former Novartis Vaccines business, the value attributable to the Consumer Healthcare Joint Venture put option and the liabilities for the Pfizer put option and Pfizer and Shionogi preferential dividends in ViiV Healthcare. These re-measurement charges were driven primarily by the impact of US tax reform, which increased the fair value of these liabilities by £666 million, as well as the unwinding of the discount applied to these future liabilities of £267 million, partly offset by accounting credits related to changes in exchange rate assumptions and the impact of lower multiples on the value of the Consumer Healthcare Joint Venture put option. Royalty income was £69 million (Q4 2016: £117 million), partly reflecting the impact of the patent expiry of Cialis in Q4 2016.

Operating profit
Total operating profit was £512 million in Q4 2017 compared with £595 million in Q4 2016. The reduction in operating profit reflected the increased impact of accounting charges related to re-measurement of the liabilities for contingent consideration, put options and preferential dividends, as well as continuing price pressure, particularly in Respiratory, and supply chain investments, partly offset by sales growth and tight control of ongoing costs.

Net finance costs
Net finance expense was £138 million compared with £173 million in Q4 2016. The reduction primarily reflected the benefit of releases of provisions for interest on tax of £24 million following a number of settlements during the year and the change in basis of reporting to report movements in such accrued interest within finance costs, as explained on page 54. In addition, there was a benefit from the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
The charge of £805 million represented an effective tax rate of 182.1% (Q4 2016: 25.1%) and included a charge of £1,078 million arising from US tax reform as set out on page 28. This was partly offset by a £483 million benefit from Swiss tax reform, arising from the revaluation of deferred tax liabilities on the Swiss Consumer Healthcare brands to reflect a reduction in the headline tax rate.

Non-controlling interests
The allocation of earnings to non-controlling interests amounted to £183 million (Q4 2016: £60 million), including the non-controlling interest allocations of Consumer Healthcare profits of £218 million (Q4 2016: £79 million) and the allocation of ViiV Healthcare losses of £39 million (Q4 2016: £35 million loss), including the impact of changes in the proportions of preferential dividends due to each shareholder. The allocation of ViiV Healthcare losses primarily reflected the impact of re-measurement charges and the increase in allocation of Consumer Healthcare profits primarily reflected the benefit of Swiss tax reform in the quarter.

Loss per share
The Total loss per share was 11.2p, compared with earnings per share of 5.3p in Q4 2016. The reduction in earnings per share primarily reflected the impact of US tax reform together with an increased impact of charges arising from increases in the valuations of the liabilities for contingent consideration and the put options associated with increases in the Sterling value of the Group’s HIV and Consumer Healthcare businesses. This was partly offset by improved performance and reduced restructuring costs.

Adjusting items

	Q4 2017			Q4 2016 (revised)

	Operating profit £m	(Loss)/ profit after tax £m	(Loss)/ earnings per share p	Operating profit £m	Profit after tax £m	EPS p

Total results	512	(363)	(11.2)	595	317	5.3

Intangible asset amortisation	147	113	2.3	144	117	2.4
Intangible asset impairment	267	216	4.4	29	21	0.4
Major restructuring costs	184	225	4.6	397	296	6.1
Transaction-related items	241	(226)	(2.5)	862	716	11.6
Divestments, significant legal and other items	21	(185)	(3.7)	-	(15)	(0.3)
US tax reform	666	1,744	33.3	-	-	-

Adjusting items	1,526	1,887	38.4	1,432	1,135	20.2

Adjusted results	2,038	1,524	27.2	2,027	1,452	25.5

Full reconciliations between Total results and Adjusted results are set out on pages 61 to 64 and the definition of Adjusted results is set out on page 39.

Intangible asset amortisation and impairment
Intangible asset amortisation was £147 million, compared with £144 million in Q4 2016. There were also intangible asset impairments of £267 million (Q4 2016: £29 million) related to a number of commercial and R&D assets taken as part of the disposal programmes in Pharmaceuticals and Consumer Healthcare as well as the prioritisation of the R&D portfolio, both of which were announced as part of the Strategic update in July 2017. Both of these charges were non-cash items.

Major restructuring and integration
Major restructuring and integration charges incurred in the quarter were £184 million (Q4 2016: £397 million). Non-cash charges were £150 million and cash charges were £34 million. Cash payments made in the quarter were £106 million (Q4 2016: £279 million) including the settlement of certain charges accrued in previous quarters. The programme delivered incremental annual cost savings in the quarter of £0.1 billion.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £241 million (Q4 2016: £862 million). This primarily reflected accounting charges for the re-measurement of the liability and the unwinding of the discounting effects on the contingent consideration related to the acquisition of the former Shionogi-ViiV Healthcare joint venture, the contingent consideration related to the acquisition of the former Novartis Vaccines business, and the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis. These transaction-related adjustments exclude the impact on these liabilities arising from the implementation of the US Tax Cuts and Jobs Act in 2017 which is set out on page 28.

Charge/(credit)	Q4 2017 £m	Q4 2016 £m

Consumer Healthcare Joint Venture put option	163	133
Contingent consideration on former Shionogi-ViiV Healthcare Joint Venture (including Shionogi preferential dividends)	151	673
ViiV Healthcare put options and Pfizer preferential dividends	(40)	37
Contingent consideration on former Novartis Vaccines business	(56)	62
Other adjustments	23	(43)

Total transaction-related charges	241	862

The aggregate impact of unwinding the discount on these future and potential liabilities was £267 million (Q4 2016: £256 million), including £148 million on the Consumer Healthcare Joint Venture put option and £104 million on the contingent consideration related to the former Shionogi-ViiV Healthcare Joint Venture. This was offset by a credit of £26 million which was driven primarily by the impact of updated exchange rate assumptions on those forecasts for the relevant businesses as well as a reduction in the multiples used in the valuation of the Consumer Healthcare Joint Venture put option and adjustments to trading forecasts.

Contingent consideration cash payments which are made to Shionogi and other companies reduce the balance sheet liability and hence are not recorded in the income statement. Total contingent consideration cash payments in the quarter amounted to £193 million (Q4 2016: £146 million). This included cash payments made by ViiV Healthcare to Shionogi in relation to its contingent consideration liability (including preferential dividends) which amounted to £186 million (Q4 2016: £137 million).

An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 59.

The impact on profit after tax for transaction-related adjustments included an accounting credit in respect of Swiss tax reform of £483 million, arising from the revaluation of deferred tax liabilities on the Swiss Consumer Healthcare brands to reflect a reduction in the headline tax rate.

Divestments, significant legal charges and other items
Divestments and other items included the profit on disposal of a number of other asset disposals, equity investment impairments and certain other adjusting items. A charge of £8 million (Q4 2016: charge of £12 million) for significant legal matters included the benefit of the settlement of existing matters as well as provisions for ongoing litigation. Significant legal cash payments were £8 million (Q4 2016: £25 million).

US tax reform
The enactment of the US Tax Cuts and Jobs Act has resulted in a number of additional charges in 2017, which reduced Total earnings by £1,630 million.

Firstly, increased valuations of the HIV and Consumer Healthcare businesses due to lower US tax rates resulted in an increase in the related liabilities for contingent consideration and the put options of £666 million.

Secondly, an additional tax charge of £1,078 million comprised a reduction in the value of US deferred tax assets held against future liabilities, such as pensions, of £730 million, and a charge of £348 million arising on the reserves of subsidiaries of US entities in the Group. The cash impact of this latter charge will be spread over eight years from 2018, with approximately 60% expected to be payable in years six to eight.

These charges were partly offset by an allocation to non-controlling interests amounting to £114 million, as many of the adjustments related to ViiV Healthcare and the Consumer Healthcare Joint Venture.

These charges represent management’s estimates of the impact of US tax reform on the Group based on the information currently available. As more information on the detailed application of the Act becomes available, the assumptions underlying these estimates could change, with consequent adjustments to the charges taken that could have a material impact on the results of the Group.

Adjusted results

	Q4 2017

	£m	% of turnover	Growth £%	Growth CER%

Turnover	7,639	100	1	4

Cost of sales	(2,258)	(29.6)	3	5
Selling, general and administration	(2,420)	(31.7)	(2)	2
Research and development	(992)	(13.0)	(2)	-
Royalty income	69	1.0	(41)	(39)

Adjusted operating profit	2,038	26.7	1	5

Adjusted profit before tax	1,905		3	7
Adjusted profit after tax	1,524		5	9
Adjusted profit attributable to shareholders	1,332		7	12

Adjusted earnings per share	27.2p		7	11

Adjusted operating profit by business	Q4 2017

	£m	% of turnover	Growth £%	Growth CER%

Pharmaceuticals	2,314	51.0	(1)	3
Pharmaceuticals R&D	(717)		(3)	-

Total Pharmaceuticals	1,597	35.2	-	4
Vaccines	231	19.1	(17)	(3)
Consumer Healthcare	302	16.0	10	12

	2,130	27.9	(1)	4
Corporate & other unallocated costs	(92)		(28)	(12)

Adjusted operating profit	2,038	26.7	1	5

Adjusted operating profit
Adjusted operating profit was £2,038 million, 1% AER higher than in Q4 2016 and 5% CER higher on a turnover increase of 4%. The Adjusted operating margin of 26.7% was in line with Q4 2016 and 0.2 percentage points higher on a CER basis. This primarily reflected sales growth in all three businesses, a more favourable mix and continued tight control of ongoing costs across all three businesses as well as benefits from restructuring and integration partly offset by continuing price pressure, particularly in Respiratory, supply chain investments and investments in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Cost of sales
Cost of sales as a percentage of turnover was 29.6%, up 0.6 percentage points in Sterling terms and up 0.2 percentage points in CER terms compared with Q4 2016. This reflected continued adverse pricing pressure in Pharmaceuticals, particularly in Respiratory, and additional supply chain investments, partly offset by a more favourable product mix in Pharmaceuticals in the quarter, particularly the impact of higher HIV sales, as well as a favourable year-on-year comparison with inventory adjustments in Q4 2016. There was also a further contribution from integration and restructuring savings in all three businesses.

Selling, general and administration
SG&A costs were 31.7% of turnover, 0.8 percentage points lower in Sterling terms than in Q4 2016 and 0.6 percentage points lower on a CER basis. This primarily reflected tight control of ongoing costs, particularly in Consumer Healthcare, continued cost reductions in Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines. This was partly offset by an increased investment in promotional product support, particularly for new launches in Respiratory, HIV and Vaccines.

Research and development
R&D expenditure was £992 million (13.0% of turnover), 2% AER lower than Q4 2016 but flat at CER. This primarily reflected increased investment in the progression of a number of mid and late-stage programmes and the step-up in investments in R&D in the quarter, offset by the benefit of the recent prioritisation initiatives.

Royalty income
Royalty income was £69 million (Q4 2016: £117 million), partly reflecting the patent expiry of Cialis in Q4 2016.

Operating profit by business
Pharmaceuticals operating profit was £1,597 million, flat AER compared with Q4 2016 and 4% CER higher on a turnover increase of 3% CER. The operating margin of 35.2% was 0.2 percentage points higher on a Sterling basis than in Q4 2016 and 0.3 percentage points higher on a CER basis. This reflected a more favourable product mix, primarily driven by the growth in HIV sales, as well as continued cost reduction benefits from the Group’s Pharmaceuticals restructuring programme and prioritisation within R&D, partly offset by increased investment in new product support and the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio.

Vaccines operating profit was £231 million, 17% AER lower than in Q4 2016 and 3% CER lower on a turnover increase of 9% CER. The operating margin of 19.1% was 5.3 percentage points lower than in Q4 2016 on a Sterling basis and 2.7 percentage points lower on a CER basis. This was primarily driven by increased SG&A resources to support business growth and new launches, lower royalty income and increased supply chain costs. The decrease was partly offset by improved product mix and a favourable year-on-year comparison with inventory adjustments in Q4 2016.

Consumer Healthcare operating profit was £302 million, 10% AER higher than in Q4 2016 and 12% CER higher on a turnover increase of 4% CER. The operating margin of 16.0% was 1.4 percentage points higher than in Q4 2016 and 1.2 percentage points higher on a CER basis. This reflected tight control of costs, partly offset by marketing investment for the cold and flu season and increased investment in seasonal R&D clinical activity.

Net finance costs
Net finance expense was £135 million compared with £170 million in Q4 2016. The reduction primarily reflected the benefit of releases for provisions for interest on tax of £23 million following a number of settlements during the year and the change in basis of reporting to record movements in such accrued interest within finance costs, as explained on page 54. In addition, there was a benefit from the translation impact of exchange rate movements on the reported Sterling costs of foreign currency denominated interest-bearing instruments.

Taxation
Tax on Adjusted profit amounted to £381 million and represented an effective Adjusted tax rate of 20.0% (Q4 2016: 21.9%). See ‘Taxation’ on page 53 for further details.

Non-controlling interests
The allocation of Adjusted earnings to non-controlling interests amounted to £192 million (Q4 2016: £212 million), including the non-controlling interest allocations of Consumer Healthcare profits of £85 million (Q4 2016: £103 million) and the allocation of ViiV Healthcare profits, of £103 million (Q4 2016: £93 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter. The reduction in allocation also reflected comparison with the higher allocation to non-controlling interests in Q4 2016 due to lower net profits in some of the Group’s other entities with non-controlling interests.

Earnings per share
Adjusted EPS of 27.2p was up 7% AER, 11% CER, compared with a 5% CER increase in Adjusted operating profit.

Currency impact on Q4 2017 and 2017 results
The 2017 results are based on average exchange rates, principally £1/$1.30, £1/€1.15 and £1/Yen 145. Comparative exchange rates are given on page 55. The period-end exchange rates were £1/$1.35, £1/€1.13 and £1/Yen 152.

In the year, turnover increased 8% in Sterling terms and 3% CER. Total EPS was 31.4p compared with earnings per share of 18.8p in 2016 and Adjusted EPS was 111.8p compared with 100.6p in 2016, up 11% AER, 4% CER. The positive currency impact reflected the weakness of Sterling against the majority of the Group’s trading currencies relative to 2016. Exchange gains or losses on the settlement of intercompany transactions had around one percentage point negative impact on the positive currency impact of seven percentage points on Adjusted EPS.

In the quarter, turnover increased 1% in Sterling terms and 4% CER. Total loss per share was 11.2p compared with earnings per share of 5.3p in Q4 2016 and Adjusted EPS was 27.2p compared with 25.5p in Q4 2016, up 7% AER, and up 11% CER. The negative currency impact reflected the recent strength of Sterling, particularly against the US$, relative to Q4 2016. Exchange gains or losses on the settlement of intercompany transactions had around one percentage point positive impact on the negative currency impact of four percentage points on Adjusted EPS.

Cash generation and conversion

Cash flow and net debt

	2017	2016	Q4 2017

Net cash inflow from operating activities (£m)	6,918	6,497	2,869
Free cash flow* (£m)	3,437	3,014	1,793
Free cash flow growth (%)	14%	>100%	3%
Free cash flow conversion* (%)	>100%	>100%	>100%
Net debt (£m)	13,178	13,804	13,178

*	Free cash flow and free cash flow conversion are defined on page 39.

2017
The net cash inflow from operating activities for the year was £6,918 million (2016: £6,497 million). The increase primarily reflected improved operating profit performance, as well as a positive currency benefit, partly offset by increased working capital reflecting the building of inventory in advance of new product launches, increased contingent consideration payments and legal settlements.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the year were £671 million, of which £587 million was recognised in cash flows from operating activities and £84 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £3,437 million for the year (2016: £3,014 million). The increase primarily reflected improved operating profit performance, as well as a positive currency benefit and increases in returns and rebates, partly offset by increased working capital, reflecting seasonal factors and the building of inventory in advance of new product launches, increased contingent consideration payments, the purchase of the Priority Review Voucher, increased dividends to non-controlling interests, including a catch up adjustment, and higher legal settlements. Free cash flow in 2016 was also impacted by the costs of acquiring the HIV Clinical assets from BMS for £221 million.

Q4 2017
The net cash inflow from operating activities for the quarter was £2,869 million (Q4 2016: £2,991 million). The reduction primarily reflected a negative currency impact, increased contingent consideration payments and a smaller reduction in inventory and receivables compared with Q4 2016, partly offset by an improved operating profit and the timing of payments for returns and rebates.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £186 million, of which £163 million was recognised in cash flows from operating activities and £23 million was recognised in contingent consideration paid within investing cash flows. These payments are deductible for tax purposes.

Free cash flow was £1,793 million for the quarter (Q4 2016: £1,742 million). The increase primarily reflected an improved operating profit, a benefit from the timing of payments for returns and rebates and higher proceeds from disposal of fixed assets. This was partly offset by a negative currency impact, increased contingent consideration payments and a lower reduction in inventory and receivables compared with Q4 2016.

Net debt
At 31 December 2017, net debt was £13.2 billion, compared with £13.8 billion at 31 December 2016, comprising gross debt of £17.1 billion and cash and liquid investments of £3.9 billion. Net debt reduced as the improved free cash flow of £3.4 billion and disposal proceeds of £0.6 billion, together with a £0.6 billion favourable exchange impact from the translation of non-Sterling denominated debt more than offset the cost of dividends paid to shareholders of £3.9 billion.

At 31 December 2017, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £2.8 billion with loans of £1.3 billion repayable in the subsequent year.

Working capital

	31 December 2017	30 September 2017	30 June 2017	31 March 2017	31 December 2016

Working capital conversion cycle* (days)	191	210	207	203	193
Working capital percentage of turnover (%)	22	25	24	23	22

*	Working capital conversion cycle is defined on page 39.

The reduction of two days in 2017 compared with 2016 was predominantly due to a beneficial impact from exchange of approximately seven days, partly offset by a build in inventory in advance of new product launches and an increase in trade receivables from higher sales.

Returns to shareholders

Quarterly dividends
The Board has declared a fourth interim dividend for 2017 of 23 pence per share (Q4 2016 : 23 pence per share).

GSK recognises the importance of dividends to shareholders and aims to distribute regular dividend payments that will be determined primarily with reference to the free cash flow generated by the business after funding the investment necessary to support the Group’s future growth.

The Board intends to maintain the dividend for 2018 at the current level of 80p per share, subject to any material change in the external environment or performance expectations. Over time, as free cash flow strengthens, it intends to build free cash flow cover of the annual dividend to a target range of 1.25-1.50x, before returning the dividend to growth.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 10 April 2018. An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 22 February 2018, with a record date of 23 February 2018 and a payment date of 12 April 2018.

	Paid/ payable	Pence per share	£m

2017
First interim	13 July 2017	19	928
Second interim	12 October 2017	19	929
Third interim	11 January 2018	19	929
Fourth interim	12 April 2018	23	1,125

		80	3,911

2016
First interim	14 July 2016	19	923
Second interim	13 October 2016	19	925
Third interim	12 January 2017	19	925
Fourth interim	13 April 2017	23	1,124

		80	3,897

GSK made no share repurchases during the year. The company issued 4.2 million shares under employee share schemes for proceeds of £56 million (2016: £89 million).

The weighted average number of shares for 2017 was 4,886 million, compared with 4,860 million in 2016.

The weighted average number of shares for Q4 2017 was 4,891 million, compared with 4,867 million in Q4 2016.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D. Sales contribution, reduced attrition and cost reduction and time to market are all important drivers of an improving internal rate of return. R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The R&D operations in Pharmaceuticals are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate. With effect from 1 January 2017, depreciation is reported within the central support functions rather than against individual business units. Comparative information has been revised accordingly. R&D expenditure for 2017 and Q4 2017 is analysed below.

	2017 £m	2016 (revised) £m	Growth £%	Growth CER%

Discovery	1,020	821	24	21
Development	1,450	1,249	16	13
Facilities and central support functions	536	558	(4)	(7)

Pharmaceuticals	3,006	2,628	14	11
Vaccines	621	597	4	(2)
Consumer Healthcare	235	243	(3)	(7)

Adjusted R&D	3,862	3,468	11	8
Amortisation and impairment of intangible assets	333	54
Major restructuring costs	263	159
Other items	18	(53)

Total R&D	4,476	3,628	23	19

	Q4 2017 £m	Q4 2016 (revised) £m	Growth £%	Growth CER%

Discovery	290	252	15	18
Development	335	384	(13)	(9)
Facilities and central support functions	140	154	(9)	(8)

Pharmaceuticals	765	790	(3)	-
Vaccines	161	161	-	(1)
Consumer Healthcare	66	66	-	-

Adjusted R&D	992	1,017	(2)	-
Amortisation and impairment of intangible assets	212	23
Major restructuring costs	10	31
Other items	(5)	(68)

Total R&D	1,209	1,003	21	24

In 2017, Adjusted R&D expenditure increased 11% AER, 8% CER. The growth in Development expenditure was driven by the progression of a number of mid and late-stage programmes in HIV, Respiratory and Anaemia, together with the utilisation of the Priority Review Voucher in Q2 2017. The continuing high growth in Discovery expenditure reflected further investment in the early stage Oncology portfolio.

In Q4 2017, Adjusted R&D expenditure declined 2% AER, and was flat at CER, driven by Pharmaceuticals, down 3% AER, flat at CER. The reduced growth of Discovery and Development primarily reflected the quarterly phasing of expenditure on specific programmes.

R&D pipeline

Key Pharmaceuticals assets
At our Business update to investors on 26 July 2017, we confirmed an increased focus on delivery of several key assets in our Pharmaceuticals pipeline. We remain focused on delivering value and continue to evaluate and explore the best route to market for these assets, including potential options for partnering or collaborations.

Pipeline news flow since Q3 2017:

Vaccines
Our Vaccines business is one of the largest in the world with the broadest portfolio of any company. The focus of GSK Vaccines’ pipeline is to maintain GSK’s meningococcal meningitis market leadership with both licensed and candidate vaccines. In addition, we are pursuing a full RSV portfolio for infants, maternal immunisation and immunisations for older adults, with different approaches tailored to the specific segments. This portfolio has the potential to deliver a series of first and/or best in class vaccines. In addition, we continue to leverage our unique technology platforms to target new, emerging or remaining medical needs.

Shingrix
●
On 25 October 2017, the US Centers for Disease Control and Prevention’s (CDC) Advisory Committee on Immunization Practices (ACIP) voted in favour of three recommendations for the use of Shingrix for the prevention of shingles. The recommendations were officially published in the CDC’s Mortality & Morbidity Weekly Report (MMWR) on 26 January 2018:

➢ recommended for the prevention of herpes zoster and related complications for adults aged 50 years and older;
➢ recommended for the prevention of herpes zoster and related complications for adults who previously received Zoster Vaccine Live (Zostavax);
➢ preferred over Zostavax for the prevention of herpes zoster and related complications.

●
On 6 December 2017, GSK announced that new data from a Phase III study supports the safety and efficacy of Shingrix in preventing shingles when given to adults 18 years and above shortly after undergoing autologous haematopoietic stem cell transplant.

●
On 25 January 2018, GSK announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) has issued a positive opinion recommending marketing authorisation for Shingrix for the prevention of shingles and related complications, such as post-herpetic neuralgia (PHN), in adults aged 50 years or older.

Bexsero
● On 7 February 2018, GSK announced that the FDA have granted Breakthrough Designation for Bexsero in children aged 2 to 10 years old.

Respiratory
GSK has been a leader in respiratory disease for nearly 50 years. We remain at the cutting-edge of scientific research into respiratory medicine, working in collaboration with patients and the scientific community to offer innovative medicines aimed at helping to treat patients’ symptoms and reduce the risk of their disease worsening. While respiratory diseases are clinically distinct, there are important pathophysiological features that span them, and our ambition is to have the most comprehensive portfolio of medicines to address a diverse range of respiratory diseases. To achieve this, we are focusing on targeting the underlying disease-driving biological processes to develop medicines with applicability across multiple respiratory diseases. This approach requires extensive bioinformatics, data analytic capabilities, careful patient selection and stratification by phenotype in our clinical trials.

Relvar/Breo Ellipta
● In October 2017, a Phase III study of Relvar Ellipta was commenced in paediatric patients aged 5–11 years with asthma, to support potential future EU regulatory filing;

● In January 2018, positive data reported in-house from the Phase III Fregate study of Relvar Ellipta versus Symbicort Turbohaler, which will be presented at a future scientific forum;

●
On 25 January 2018, GSK announced receiving a positive opinion from the European Medicine Agency’s Committee for Medicinal Products for Human Use (CHMP) recommending a label update for the use of once-daily Relvar Ellipta in patients with asthma who are already adequately controlled on both inhaled corticosteroid and long-acting beta2-agonist.

Anoro Ellipta
●
On 1 November 2017, GSK and Innoviva announced results of a study demonstrating superiority of Anoro Ellipta to Stiolto Respimat in improving lung function in chronic obstructive pulmonary disease. The data were published in Advances in Therapy and presented at the CHEST annual meeting of the American College of Chest Physicians in Toronto, Canada.

Trelegy Ellipta
●
On 16 November 2017, GSK and Innoviva announced EU approval of Trelegy Ellipta as a maintenance treatment in adult patients with moderate to severe chronic obstructive pulmonary disease (COPD) who are not adequately treated by a combination of an inhaled corticosteroid and a long-acting beta2-agonist;

●
On 23 November 2017, GSK and Innoviva announced the filing of a supplemental New Drug Application (sNDA) with the FDA for the use of Trelegy Ellipta for an expanded indication for the maintenance treatment of airflow obstruction and reduction of exacerbations in patients with COPD based on results of the landmark IMPACT clinical trial.

mepolizumab
●
On 7 November 2017, GSK announced the submission of a supplemental Biologics License Application (sBLA) to the FDA, seeking approval of mepolizumab as an add-on to maintenance treatment for patients who have COPD with an eosinophilic phenotype;

● In November 2017, a filing application was submitted to the EU regulators for the use of mepolizumab in paediatric patients with severe refractory eosinophilic asthma;

● In November 2017, GSK stopped the Phase II study of mepolizumab in atopic dermatitis and has taken the decision not to progress this indication;

● On 12 December 2017, GSK announced that the FDA approved Nucala as the first targeted treatment for eosinophilic granulomatosis with polyangiitis (EGPA);

● In December 2017, positive results reported in-house from the Phase III OSMO study of uncontrolled asthma patients switching from Xolair to Nucala. To be reported at a future scientific forum.

ICS/LABA combination products (including Breo Ellipta, Advair Diskus and Advair HFA)
●
On 21 December 2017, GSK announced it had received approval from the FDA of labelling changes to remove the boxed warning from inhaled corticosteroid (ICS)/long-acting beta2-agonist (LABA) combination medicines.

HIV/Infectious diseases
GSK has a long-standing commitment to HIV and infectious diseases – our scientists discovered amoxycillin, the widely used antibiotic, over 40 years ago, and developed the first medicines approved to treat HIV (AZT), HBV (lamivudine), herpes viruses (acyclovir) and influenza (zanamivir). Today, we are investigating new medicines to treat, prevent and possibly, ultimately cure HIV and other infectious diseases. Our scientists are committed to developing medicines that advance HIV care by exploring new treatment paradigms (2-drug regimens), new modalities (long-acting injectables) and new mechanisms of actions (including maturation inhibitors and broadly neutralising antibodies).

fostemsavir
●
On 27 October 2017, ViiV Healthcare announced positive results from the Phase III BRIGHTE study of the HIV-1 attachment inhibitor, fostemsavir, in heavily treatment-experienced patients with HIV-1 infection. Regulatory filings now expected to begin in 2019. The data were presented at the 16th European AIDS Conference in Milan.

Juluca
● On 21 November 2017, ViiV Healthcare announced that Juluca (dolutegravir and rilpivirine) had been approved in the US as the first 2-drug regimen, once-daily, single pill.

cabotegravir
●
On 27 November 2017, ViiV Healthcare announced the start of a Phase III ATLAS-2M study with a 2-drug, two month dosing regimen of long-acting, injectable cabotegravir and long-acting, injectable rilpivirine in virally suppressed adults with HIV-1 infection;

●
On 30 November 2017, ViiV Healthcare announced the start of a Phase III study to evaluate long-acting cabotegravir for the prevention of HIV infection in sexually active women. The study will evaluate injections of cabotegravir given every two months compared with daily oral pre-exposure prophylaxis (PrEP) with emtricitabine/tenofovir disoproxil fumarate.

Immuno-inflammation
Immuno-inflammatory diseases are relatively common, chronic, debilitating conditions. While diverse in presentation, they are collectively hallmarked by impairment of quality of life and can lead to premature mortality. There is significant unmet need for improved treatment options for immuno-inflammatory diseases in terms of higher levels of remission and more durable maintenance of benefit. To discover the next breakthrough for immune-mediated diseases, we are working to develop transformational medicines that could potentially alter the course of inflammatory disease and induce sustainable remission. Our highly innovative discovery programme focuses on cytokines, chemokines and complement, epigenetics, T-cell biology and pattern recognition receptors.

Benlysta
●
On 8 November 2017, GSK announced results of the first study assessing levels of organ damage in patients with active systemic lupus erythematosus (SLE) treated with Benlysta plus standard of care (SoC) versus SoC alone. The data, also presented at the 2017 American College of Rheumatology/Association for Rheumatology Health Professionals Annual Meeting, showed that patients treated with Benlysta plus SoC had significantly less organ damage over 5 years compared with those on SoC alone;

●
On 13 November 2017, GSK announced the EU approval of a new subcutaneous formulation of Benlysta, as an add-on therapy in adult patients with active autoantibody-positive SLE with a high degree of disease activity despite standard therapy.

Oncology
Cancer is one of the leading causes of death in the developed world. GSK is focused on delivering transformational therapies for cancer patients that may help to maximise their survival. GSK’s pipeline is focused on immuno-oncology, cell therapy, and epigenetics. Our goal is to achieve a sustainable flow of new treatments for cancer patients based on a diversified portfolio of investigational medicines utilising modalities such as small molecules, antibodies, multi-specific molecules, adjuvants and cells, either alone or in combination.

2857916 (BCMA antibody-drug conjugate)
● On 2 November 2017, GSK announced that it has received Breakthrough Therapy Designation in the US from the FDA for ‘916 monotherapy in patients with multiple myeloma;

●
On 11 December 2017, GSK presented promising new data from the DREAMM-1 study of ‘916 monotherapy in heavily pre-treated multiple myeloma patients showing a 60% response rate and a median progression free survival of 7.9 months. Results were presented at the 59th annual meeting of the American Society for Hematology (ASH).

Future pipeline optionality
To retain scientific optionality outside of the four core areas, we have established three groups primarily focused on early stage activities in areas where the emerging science suggests the potential to develop future transformational medicines. These include Neuroscience, where GSK has several highly competitive programmes in the areas of neurodegeneration and neuro-excitation; Exploratory discovery, where we are pursuing novel targets in new pathways and emerging areas of science, and Global health discovery, with a particular focus on diseases of the developing world and other areas of global health.

●
On 28 November 2017, GSK and Medicines for Malaria Venture (MMV) announced the submission of an NDA by GSK to the FDA, seeking approval of single-dose tafenoquine for the radical cure (prevention of relapse) of Plasmodium vivax malaria in patients 16 years of age and older. On 14 December 2017, this was filed with the Australian Therapeutics Goods Administration (TGA).

Definitions

GSK uses a number of adjusted, non-IFRS, measures to report the performance of its business. These measures are used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies and may not be directly comparable with similarly described measures used by other companies. Non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Adjusted results
Total reported results represent the Group’s overall performance. However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance. As a result, GSK also reports Adjusted results, which is a non-IFRS measure.

As announced on 11 April 2017 in the ‘Change to financial reporting framework’ press release, from Q1 2017 core results has been renamed Adjusted results and, instead of all legal charges and expenses, only significant legal charges and expenses are excluded in order to present Adjusted results. All other legal charges and expenses are included in Adjusted results. Significant legal charges and expenses are those arising from the settlement of litigation or a government investigation that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy legal matters. Any new significant legal matters excluded in order to present Adjusted results will be disclosed at the time.

As a result of the enactment of the US Tax Cuts and Jobs Act on 22 December 2017, GSK has recorded charges on initial application which reduced Total earnings by £1.6 billion, as set out on page 3. Due to their magnitude, GSK has reported these charges as Adjusting items in 2017 so that they do not obscure the key trends in the Group’s operational performance for the year.

Adjusted results now exclude the following items from Total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses and other operating income other than royalty income, together with the tax effects of all of these items and the impact of the enactment of the US Tax Cuts and Jobs Act in 2017.

GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders. The definition of Adjusted results, as set out above, also aligns the Group’s results with the majority of its peer companies and how they report earnings.

Reconciliations between Total and Adjusted results, as set out on pages 20, 27 and 61 to 64, including detailed breakdowns of the key adjusting items, are provided to shareholders to ensure full visibility and transparency as they assess the Group’s performance.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Free cash flow
From Q1 2017, adjusted free cash flow is no longer being reported and the free cash flow definition has been amended to include all contingent consideration payments made during the period.

Free cash flow, which is a non-IFRS measure, is now defined as the net cash inflow from operating activities less capital expenditure, contingent consideration payments, net interest, and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment, and dividends received from joint ventures and associates. It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow is set out on page 58.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group. Zostavax is a trademark of Merck & Co., Symbicort Turbohaler is a trademark of AstraZeneca plc, Stiolto Respimat is a trademark of Boehringer Ingelheim International GmbH, Xolair is a trademark of Novartis AG and Cialis is a trademark of Eli Lilly and Company.

Outlook assumptions and cautionary statements

Assumptions related to 2018 guidance and 2016-2020 outlook
In outlining the expectations for 2018 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair. The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance. The Group assumes no premature loss of exclusivity for other key products over the period. The Group expects at least £6 billion of revenues per annum on a CER basis in 2018 from products launched since 2013 including contributions from Shingrix.

The assumptions for the Group’s revenue and earnings expectations assume no material interruptions to supply of the Group’s products and no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare or Consumer Healthcare. They also assume no material changes in the macro-economic and healthcare environment. The 2018 guidance and 2016-2020 outlook have factored in all divestments and product exits since 2015, including the divestment and exit of more than 130 non-core tail brands (£0.5 billion in annual sales) as announced on 26 July 2017.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020 including the extension and enhancement to the combined programme announced on 26 July 2017. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The expectations are given on a constant currency basis (2016-2020 outlook at 2015 CER). Subject to material changes in the product mix, and following the enactment of US tax reform, the Group’s medium-term effective tax rate is expected to be in the region of 19-20% of Adjusted profits. This incorporates management’s best estimates of the impact of US tax reform on the Group based on the information currently available. As more information on the detailed application of the US Tax Cuts and Jobs Act becomes available, the assumptions underlying these estimates could change with consequent adjustments to the charges taken that could have a material impact on the results of the Group.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions. However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macroeconomic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2016. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Sarah Webster	+44 (0) 20 8047 0246	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

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Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statements

	2017 £m	2016 £m	Q4 2017 £m	Q4 2016 £m

TURNOVER	30,186	27,889	7,639	7,586

Cost of sales	(10,342)	(9,290)	(2,558)	(2,508)

Gross profit	19,844	18,599	5,081	5,078

Selling, general and administration	(9,672)	(9,366)	(2,533)	(2,711)
Research and development	(4,476)	(3,628)	(1,209)	(1,003)
Royalty income	356	398	69	117
Other operating income/(expense)	(1,965)	(3,405)	(896)	(886)

OPERATING PROFIT	4,087	2,598	512	595

Finance income	65	72	16	20
Finance expense	(734)	(736)	(154)	(193)
Profit on disposal of associates	94	-	66	-
Share of after tax profits of associates and joint ventures	13	5	2	1

PROFIT BEFORE TAXATION	3,525	1,939	442	423

Taxation	(1,356)	(877)	(805)	(106)
Tax rate %	38.5%	45.2%	>100%	25.1%

PROFIT/(LOSS) AFTER TAXATION FOR THE PERIOD	2,169	1,062	(363)	317

Profit attributable to non-controlling interests	637	150	183	60
Profit/(loss) attributable to shareholders	1,532	912	(546)	257

	2,169	1,062	(363)	317

EARNINGS/(LOSS) PER SHARE	31.4p	18.8p	(11.2)p	5.3p

Diluted earnings/(loss) per share	31.0p	18.6p	(11.2)p	5.2p

Statement of comprehensive income – year ended 31 December 2017

	2017 £m	2016 £m

Profit for the year	2,169	1,062

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	462	646
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	109	-
Fair value movements on available-for-sale investments	(14)	251
Reclassification of fair value movements on available-for-sale investments	(42)	(245)
Deferred tax on fair value movements on available-for-sale investments	47	-
Deferred tax reversed on reclassification of available-for-sale investments	(18)	51
Fair value movements on cash flow hedges	(10)	2
Deferred tax on fair value movements on cash flow hedges	-	2
Reclassification of cash flow hedges to income statement	-	1

	534	708

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(149)	603
Re-measurement gains/(losses) on defined benefit plans	549	(475)
Tax on re-measurement gains/(losses) on defined benefit plans	(221)	126

	179	254

Other comprehensive income for the year	713	962

Total comprehensive income for the year	2,882	2,024

Total comprehensive income for the year attributable to:
Shareholders	2,394	1,271
Non-controlling interests	488	753

	2,882	2,024

Statement of comprehensive income – three months ended 31 December 2017

	Q4 2017 £m	Q4 2016 £m

(Loss)/profit for the period	(363)	317

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(76)	(347)
Reclassification of exchange on liquidation or disposal of overseas subsidiaries	109	-
Fair value movements on available-for-sale investments	(29)	8
Reclassification of fair value movements on available-for-sale investments	(4)	5
Deferred tax on fair value movements on available-for-sale investments	62	(9)
Deferred tax reversed on reclassification of available-for-sale investments	(28)	1
Fair value movements on cash flow hedges	(5)	(10)
Deferred tax on fair value movements on cash flow hedges	1	2
Reclassification of cash flow hedges to income statement	(2)	12

	28	(338)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(2)	48
Re-measurement gains on defined benefit plans	109	744
Tax on re-measurement gains on defined benefit plans	(119)	(129)

	(12)	663

Other comprehensive income for the period	16	325

Total comprehensive (expense)/income for the period	(347)	642

Total comprehensive (expense)/income for the period attributable to:
Shareholders	(528)	534
Non-controlling interests	181	108

	(347)	642

Pharmaceuticals turnover – year ended 31 December 2017

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Respiratory	6,991	7	3	3,556	8	3	1,458	5	-	1,977	9	5
Anoro Ellipta	342	70	63	234	68	61	69	77	67	39	70	65
Arnuity Ellipta	35	>100	>100	32	>100	>100	-	-	-	3	>100	>100
Avamys/Veramyst	281	1	(4)	1	(96)	(96)	76	3	(3)	204	15	9
Flixotide/Flovent	596	(6)	(10)	323	(15)	(18)	95	1	(5)	178	8	5
Incruse Ellipta	201	76	68	134	56	49	51	>100	>100	16	>100	>100
Nucala	344	>100	>100	236	>100	>100	70	>100	>100	38	>100	>100
Relvar/Breo Ellipta	1,006	62	55	602	75	67	202	44	36	202	49	42
Seretide/Advair	3,130	(10)	(14)	1,610	(12)	(16)	736	(12)	(17)	784	(5)	(8)
Trelegy Ellipta	2	-	-	2	-	-	-	-	-	-	-	-
Ventolin	767	(2)	(6)	380	(10)	(14)	132	4	(2)	255	8	5
Other	287	5	3	2	>(100)	3	27	(4)	(4)	258	4	3

HIV	4,350	22	16	2,697	26	21	1,114	10	3	539	33	26
Epzicom/Kivexa	234	(59)	(61)	27	(86)	(87)	114	(54)	(57)	93	(22)	(25)
Juluca	5	-	-	5	-	-	-	-	-	-	-	-
Selzentry	128	2	(2)	66	-	(5)	42	1	(4)	20	15	11
Tivicay	1,404	47	40	923	44	38	315	39	30	166	95	88
Triumeq	2,461	42	35	1,632	40	34	606	39	31	223	66	58
Other	118	(32)	(37)	44	(28)	(31)	37	(41)	(44)	37	(28)	(35)

Immuno-inflammation	377	11	6	339	9	5	27	29	24	11	37	-
Benlysta	375	23	17	338	22	17	27	29	19	10	26	26

Established Pharmaceuticals	5,558	(2)	(5)	976	(10)	(14)	1,384	(5)	(11)	3,198	2	-
Dermatology	456	16	11	7	(56)	(56)	162	11	5	287	24	20
Augmentin	587	4	2	-	-	-	182	3	(4)	405	5	5
Avodart	613	(3)	(9)	15	(79)	(79)	297	(6)	(12)	301	21	16
Coreg	134	2	(2)	134	2	(2)	-	-	-	-	-	-
Eperzan/Tanzeum	87	(28)	(31)	83	(30)	(32)	3	-	-	1	>(100)	(100)
Imigran/Imitrex	168	(5)	(8)	77	(9)	(12)	65	5	-	26	(13)	(17)
Lamictal	650	6	1	332	6	1	107	1	(5)	211	8	5
Requip	110	(5)	(9)	12	(8)	(15)	29	(3)	(13)	69	(5)	(5)
Serevent	96	-	(4)	52	6	2	33	(6)	(11)	11	(8)	(8)
Seroxat/Paxil	184	(11)	(14)	-	-	-	39	(3)	(8)	145	(4)	(7)
Valtrex	128	8	3	20	25	19	29	16	12	79	3	(3)
Zeffix	89	(20)	(22)	1	(50)	(50)	6	(14)	(29)	82	(20)	(21)
Other	2,256	(7)	(8)	243	(7)	(11)	432	(16)	(21)	1,581	(4)	(4)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	17,276	7	3	7,568	11	6	3,983	3	(3)	5,725	6	4
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Pharmaceuticals turnover – three months ended 31 December 2017

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Respiratory	1,896	(1)	2	1,006	(4)	-	382	6	4	508	1	6
Anoro Ellipta	109	58	62	77	57	63	20	54	46	12	71	86
Arnuity Ellipta	12	100	100	10	100	>100	-	-	-	2	>100	-
Avamys/Veramyst	65	(7)	(3)	-	-	-	17	(6)	(6)	48	7	13
Flixotide/Flovent	162	(15)	(12)	91	(21)	(17)	26	(4)	(7)	45	(6)	-
Incruse Ellipta	61	61	63	41	46	50	15	87	75	5	>100	>100
Nucala	121	>100	>100	83	>100	>100	24	>100	>100	14	>100	>100
Relvar/Breo Ellipta	296	43	46	181	48	54	54	29	26	61	42	44
Seretide/Advair	787	(19)	(16)	407	(27)	(22)	184	(8)	(10)	196	(10)	(7)
Trelegy Ellipta	2	-	-	2	-	-	-	-	-	-	-	-
Ventolin	215	(12)	(9)	111	(21)	(17)	36	-	(3)	68	-	4
Other	66	(11)	(4)	3	>(100)	>100	6	-	16	57	(16)	(3)

HIV	1,156	13	17	714	13	19	292	9	7	150	24	28
Epzicom/Kivexa	42	(63)	(61)	4	(90)	(88)	17	(64)	(63)	21	(30)	(23)
Juluca	5	-	-	5	-	-	-	-	-	-	-	-
Selzentry	30	(9)	(6)	16	(12)	(7)	10	20	18	4	(38)	(36)
Tivicay	399	38	41	256	28	35	87	40	37	56	96	100
Triumeq	653	23	27	427	17	23	166	35	32	60	42	47
Other	27	(50)	(50)	6	(56)	(49)	12	(53)	(55)	9	(38)	(42)

Immuno-inflammation	97	(13)	(9)	87	(16)	(11)	7	17	33	3	50	(50)
Benlysta	97	10	15	87	8	14	7	18	18	3	52	52

Established Pharmaceuticals	1,391	(9)	(5)	225	(22)	(17)	355	(9)	(11)	811	(4)	1
Dermatology	117	4	6	5	25	25	40	3	3	72	3	7
Augmentin	143	(2)	3	-	-	-	46	(6)	(8)	97	-	8
Avodart	149	(9)	(8)	3	(57)	(43)	64	(22)	(23)	82	9	12
Coreg	23	(38)	(30)	23	(38)	(30)	-	-	-	-	-	-
Eperzan/Tanzeum	14	(63)	(58)	13	(65)	(59)	-	-	-	1	>(100)	(100)
Imigran/Imitrex	36	(27)	(24)	15	(35)	(30)	15	(6)	(6)	6	(40)	(40)
Lamictal	168	1	4	85	(2)	1	26	(4)	(4)	57	8	13
Requip	28	(10)	(6)	2	-	-	9	12	(13)	17	(19)	(5)
Serevent	24	(11)	(7)	13	(19)	(12)	8	(11)	(11)	3	50	50
Seroxat/Paxil	47	(11)	(9)	-	-	-	10	-	-	37	(12)	(10)
Valtrex	31	-	3	4	-	-	6	-	17	21	-	-
Zeffix	20	-	5	-	-	-	2	-	(50)	18	6	18
Other	591	(5)	(9)	62	(11)	(4)	129	(8)	(11)	400	(8)	(3)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Pharmaceuticals	4,540	(1)	3	2,032	(2)	3	1,036	1	-	1,472	-	5
	––––––––	––––––––	––––––––	––––––––	––––––––––	––––––––	––––––––	–––––––––	––––––––	––––––––	–––––––––	––––––––

Vaccines turnover – year ended 31 December 2017

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Meningitis	890	34	27	339	40	34	391	40	31	160	15	6
Bexsero	556	43	34	152	25	20	342	45	36	62	94	75
Menveo	274	36	29	187	55	48	34	26	19	53	(2)	(7)
Other	60	(14)	(20)	-	-	-	15	(12)	(18)	45	(15)	(21)

Influenza	488	18	12	361	15	10	49	53	44	78	16	9
Fluarix, FluLaval	488	18	12	361	15	10	49	53	44	78	16	9

Shingles	22	-	-	22	-	-	-	-	-	-	-	-
Shingrix	22	-	-	22	-	-	-	-	-	-	-	-

Established Vaccines	3,760	7	1	1,147	10	5	1,160	4	(2)	1,453	7	1
Infanrix, Pediarix	743	(3)	(8)	330	(2)	(7)	315	(6)	(11)	98	2	(4)
Boostrix	560	19	13	262	10	5	185	33	24	113	22	14

Hepatitis	693	15	10	379	29	23	201	2	(4)	113	2	(2)

Rotarix	524	12	6	132	2	(2)	95	27	19	297	12	6

Synflorix	509	1	(6)	-	-	-	67	(1)	(7)	442	1	(5)

Priorix, Priorix Tetra, Varilrix	301	-	(5)	-	-	-	164	8	1	137	(8)	(12)
Cervarix	134	65	57	-	-	-	29	(12)	(18)	105	>100	>100
Other	296	(8)	(13)	44	8	-	104	(7)	(11)	148	(12)	(17)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	5,160	12	6	1,869	17	12	1,600	12	6	1,691	8	1
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Vaccines turnover – three months ended 31 December 2017

	Total			US			Europe			International
	–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––			–––––––––––––––––––––––––––––––––––––
		Growth			Growth			Growth			Growth
		–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––			–––––––––––––––––––––––
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Meningitis	201	17	20	67	63	80	86	13	12	48	(13)	(13)
Bexsero	115	17	20	16	(27)	(5)	77	17	15	22	>100	>100
Menveo	65	30	38	51	>100	>100	5	-	-	9	(65)	(58)
Other	21	(13)	(17)	-	-	-	4	(20)	(20)	17	(11%)	(16)

Influenza	111	76	86	71	>100	>100	17	21	14	23	44	44
Fluarix, FluLaval	111	76	86	71	>100	>100	17	21	14	23	44	44

Shingles	22	-	-	22	-	-	-	-	-	-	-	-
Shingrix	22	-	-	22	-	-	-	-	-	-	-	-

Established Vaccines	874	(3)	(1)	214	(24)	(16)	283	1	(1)	377	10	11
Infanrix, Pediarix	157	(28)	(25)	54	(50)	(43)	75	(7)	(9)	28	(10)	(6)
Boostrix	134	6	8	49	(18)	(10)	51	55	52	34	-	(3)

Hepatitis	161	3	6	77	1	9	49	2	(2)	35	6	12

Rotarix	126	19	22	28	(13)	(3)	25	14	9	73	40	42

Synflorix	111	(9)	(10)	-	-	-	25	(24)	(27)	86	(3)	(3)

Priorix, Priorix Tetra, Varilrix	66	(21)	(21)	-	-	-	39	8	4	27	(43)	(39)
Cervarix	62	>100	>100	-	-	-	6	(40)	(40)	56	>100	>100
Other	57	(11)	(4)	6	23	43	13	(22)	(8)	38	(11)	(8)
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––
Vaccines	1,208	6	9	374	6	16	386	4	2	448	8	9
	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––	––––––––

Balance sheet

	31 December 2017 £m	31 December 2016 £m
ASSETS
Non-current assets
Property, plant and equipment	10,860	10,808
Goodwill	5,734	5,965
Other intangible assets	17,562	18,776
Investments in associates and joint ventures	183	263
Other investments	918	985
Deferred tax assets	3,796	4,374
Derivative financial instruments	8	-
Other non-current assets	1,413	1,199

Total non-current assets	40,474	42,370

Current assets
Inventories	5,557	5,102
Current tax recoverable	258	226
Trade and other receivables	6,000	6,026
Derivative financial instruments	68	156
Liquid investments	78	89
Cash and cash equivalents	3,833	4,897
Assets held for sale	113	215

Total current assets	15,907	16,711

TOTAL ASSETS	56,381	59,081

LIABILITIES
Current liabilities
Short-term borrowings	(2,825)	(4,129)
Contingent consideration liabilities	(1,076)	(561)
Trade and other payables	(20,970)	(11,964)
Derivative financial instruments	(74)	(194)
Current tax payable	(995)	(1,305)
Short-term provisions	(629)	(848)

Total current liabilities	(26,569)	(19,001)

Non-current liabilities
Long-term borrowings	(14,264)	(14,661)
Corporation tax payable	(411)	-
Deferred tax liabilities	(1,396)	(1,934)
Pensions and other post-employment benefits	(3,539)	(4,090)
Other provisions	(636)	(652)
Contingent consideration liabilities	(5,096)	(5,335)
Other non-current liabilities	(981)	(8,445)

Total non-current liabilities	(26,323)	(35,117)

TOTAL LIABILITIES	(52,892)	(54,118)

NET ASSETS	3,489	4,963

EQUITY
Share capital	1,343	1,342
Share premium account	3,019	2,954
Retained earnings	(6,477)	(5,392)
Other reserves	2,047	2,220

Shareholders’ equity	(68)	1,124

Non-controlling interests	3,557	3,839

TOTAL EQUITY	3,489	4,963

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2017	1,342	2,954	(5,392)	2,220	1,124	3,839	4,963

Profit for the year			1,532		1,532	637	2,169
Other comprehensive income/(expense) for the year			899	(37)	862	(149)	713
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the year			2,431	(37)	2,394	488	2,882
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(789)	(789)
Contribution from non-controlling interests						21	21
Dividends to shareholders			(3,906)		(3,906)		(3,906)
Changes in non-controlling interests						(2)	(2)
Shares issued	1	55			56		56
Shares acquired by ESOP Trusts		10	581	(656)	(65)		(65)
Write-down on shares held by ESOP Trusts			(520)	520			-
Share-based incentive plans			333		333		333
Tax on share-based incentive plans			(4)		(4)		(4)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 December 2017	1,343	3,019	(6,477)	2,047	(68)	3,557	3,489
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2016	1,340	2,831	(1,397)	2,340	5,114	3,764	8,878

Profit for the year			912		912	150	1,062
Other comprehensive income for the year			284	75	359	603	962
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income for the year			1,196	75	1,271	753	2,024
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(534)	(534)
Dividends to shareholders			(4,850)		(4,850)		(4,850)
Recognition of liabilities with non-controlling interests			(2,013)		(2,013)	(159)	(2,172)
De-recognition of liabilities with non-controlling interests			1,244		1,244		1,244
Changes in non-controlling interests			17		17	15	32
Shares issued	2	87			89		89
Shares acquired by ESOP Trusts		36	466	(576)	(74)		(74)
Write-down on shares held by ESOP Trusts			(381)	381			-
Share-based incentive plans			319		319		319
Tax on share-based incentive plans			7		7		7
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 December 2016	1,342	2,954	(5,392)	2,220	1,124	3,839	4,963
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement – year ended 31 December 2017

	2017 £m	2016 £m

Profit after tax	2,169	1,062
Tax on profits	1,356	877
Share of after tax profits of associates and joint ventures	(13)	(5)
Profit on disposal of interest in associates	(94)	-
Net finance expense	669	664
Depreciation, amortisation and other adjusting items	2,981	1,861
Increase in working capital	(737)	(22)
Contingent consideration paid	(594)	(358)
Increase in other net liabilities (excluding contingent consideration paid)	2,521	4,027

Cash generated from operations	8,258	8,106
Taxation paid	(1,340)	(1,609)

Net cash inflow from operating activities	6,918	6,497

Cash flow from investing activities
Purchase of property, plant and equipment	(1,545)	(1,543)
Proceeds from sale of property, plant and equipment	281	98
Purchase of intangible assets	(657)	(809)
Proceeds from sale of intangible assets	48	283
Purchase of equity investments	(80)	(96)
Proceeds from sale of equity investments	64	683
Contingent consideration paid	(91)	(73)
Purchase of businesses, net of cash acquired	-	17
Disposal of businesses	282	72
Proceeds from disposal of interest in associates	196	-
Investment in associates and joint ventures	(15)	(11)
Decrease in liquid investments	4	-
Interest received	64	68
Dividends from associates and joint ventures	6	42

Net cash outflow from investing activities	(1,443)	(1,269)

Cash flow from financing activities
Issue of share capital	56	89
Shares acquired by ESOP Trusts	(65)	(74)
Purchase of non-controlling interests	(29)	-
Increase in long-term loans	2,233	-
(Decrease)/increase in short-term loans	(3,200)	148
Net repayment of obligations under finance leases	(23)	(18)
Interest paid	(781)	(732)
Dividends paid to shareholders	(3,906)	(4,850)
Contributions from non-controlling interests	21	-
Distributions to non-controlling interests	(779)	(534)
Other financing items	93	(421)

Net cash outflow from financing activities	(6,380)	(6,392)

Decrease in cash and bank overdrafts in the year	(905)	(1,164)

Cash and bank overdrafts at beginning of the year	4,605	5,486
Exchange adjustments	(100)	283
Decrease in cash and bank overdrafts	(905)	(1,164)

Cash and bank overdrafts at end of the year	3,600	4,605

Cash and bank overdrafts at end of the year comprise:
Cash and cash equivalents	3,833	4,897
Overdrafts	(233)	(292)

	3,600	4,605

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). GSK reports results under four segments: Pharmaceuticals; Pharmaceuticals R&D; Vaccines and Consumer Healthcare, and individual members of the CET are responsible for each segment.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

From Q1 2017, Adjusted results have been amended to exclude, instead of all legal charges, only significant legal charges, as set out in ‘Accounting policies and basis of preparation’ on page 54. Comparative information has been revised accordingly.

Turnover by segment

	2017 £m	2016 £m	Growth £%	Growth CER%

Pharmaceuticals	17,276	16,104	7	3
Vaccines	5,160	4,592	12	6
Consumer Healthcare	7,750	7,193	8	2

Total turnover	30,186	27,889	8	3

Operating profit by segment
	2017 £m	2016 (revised) £m	Growth £%	Growth CER%

Pharmaceuticals	8,667	7,976	9	3
Pharmaceuticals R&D	(2,740)	(2,488)	10	7

Pharmaceuticals including R&D	5,927	5,488	8	1
Vaccines	1,644	1,429	15	11
Consumer Healthcare	1,373	1,116	23	11

Segment profit	8,944	8,033	11	4
Corporate and other unallocated costs	(376)	(362)

Adjusted operating profit	8,568	7,671	12	5
Adjusting items	(4,481)	(5,073)

Total operating profit	4,087	2,598	57	39

Finance income	65	72
Finance costs	(734)	(736)
Profit on disposal of associates	94	-
Share of after tax profits of associates and joint ventures	13	5

Profit before taxation	3,525	1,939	82	58

Turnover by segment
	Q4 2017 £m	Q4 2016 £m	Growth £%	Growth CER%

Pharmaceuticals	4,540	4,575	(1)	3
Vaccines	1,208	1,137	6	9
Consumer Healthcare	1,891	1,874	1	4

Total turnover	7,639	7,586	1	4

Operating profit by segment
	Q4 2017 £m	Q4 2016 (revised) £m	Growth £%	Growth CER%

Pharmaceuticals	2,314	2,344	(1)	3
Pharmaceuticals R&D	(717)	(741)	(3)	-

Pharmaceuticals including R&D	1,597	1,603	-	4
Vaccines	231	278	(17)	(3)
Consumer Healthcare	302	274	10	12

Segment profit	2,130	2,155	(1)	4
Corporate and other unallocated costs	(92)	(128)

Adjusted operating profit	2,038	2,027	1	5
Adjusting items	(1,526)	(1,432)

Total operating profit	512	595	(14)	(4)

Finance income	16	20
Finance costs	(154)	(193)
Profit on disposal of associates	66	-
Share of after tax profits of associates and joint ventures	2	1

Profit before taxation	442	423	4	17

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2016, as updated by the Legal matters section of the Results Announcements for Q1, Q2 and Q3 2017.

At 31 December 2017, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.2 billion (31 December 2016: £0.3 billion). The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant developments since the Q3 2017 Results Announcement are as follows:

As previously disclosed, in May 2014 the UK Serious Fraud Office (‘SFO’) began a formal criminal investigation into the Group’s commercial operations in a number of countries, including China. The SFO has requested information from the Group on its commercial operations in these countries. The Group is co-operating and responding to these requests. The SFO inquiry followed investigations initiated by China’s Ministry of Public Security in June 2013 (the ‘China Investigations’) which resulted in a ruling in 2014 that, according to Chinese law, GSK China Investment Co. Ltd (‘GSKCI’) had offered money or property to non-government personnel in order to obtain improper commercial gains and GSKCI being found guilty of bribing non-government personnel.

In the course of its ongoing inquiry, the SFO has requested additional information from the Group regarding third party advisers engaged by the Company in the course of the China Investigations. GSK is co-operating and responding to these requests. The Group has also informed the SEC and DOJ of these matters and is responding to their requests for additional information.

The Group is unable to make a reliable estimate of the expected financial effect of these matters, and no provision has been made for them.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

The Group’s tax rate on Total profits of 38.5% has been influenced by the impact of US and Swiss tax reforms, as explained on pages 21 and 22, together with transaction-related charges arising on the Group’s put option liabilities and the reassessment of estimates of uncertain tax positions following the settlement of a number of open issues with tax authorities in various jurisdictions.

Other issues related to taxation are described in the ‘Taxation’ note in the Annual Report 2016. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

In the quarter, tax on Adjusted profits amounted to £381 million and represented an effective Adjusted tax rate of 20.0% (Q4 2016: 21.9%). The tax on Total profits amounted to £805 million and represented an effective tax rate of 182.1% (Q4 2016: 25.1%), including the impact of both US and Swiss tax reform, as explained on page 28.

In 2017, tax on Adjusted profits amounted to £1,667 million and represented an Adjusted tax rate of 21.0% (2016: 21.3%). The charge for taxation on Total profits amounted to £1,356 million and represented an effective tax rate of 38.5% (2016: 45.2%).

The Group’s balance sheet at 31 December 2017 included a current tax payable liability of £995 million, a non-current tax payable liability of £411 million and a tax recoverable asset of £258 million.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the year and three months ended 31 December 2017 and should be read in conjunction with the Annual Report 2016, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2016, except for the treatment of interest and penalties on tax, as explained below.

A recent agenda decision by the IFRS Interpretations Committee clarified that charges for interest on tax should be reported within finance expense and certain penalties on tax settlements should be reported within administrative expenses. Previously GSK had reported these charges within the overall tax charge in the income statement or other comprehensive income, as appropriate.

GSK has adopted the revised basis of reporting in Q4 2017 and, as a result of a number of settlements during the year, has recorded credits for interest on tax for the full year 2017 within Total results of £24 million and within Adjusted results of £23 million. There were no material charges for penalties on settlements during 2017 that required adjustment.

Accrued interest payable on tax at 31 December 2017 was £52 million, and this is included within trade and other payables on the Group balance sheet. The impact on prior years was not material and so prior year results have not been restated.

As detailed in the definition of Adjusted results on page 39, from Q1 2017 core results has been renamed Adjusted results and only significant legal charges and expenses are excluded, together with the other Adjusting items, in order to present Adjusted results. Reconciliations of Total to the revised Adjusted results for 2016 and Q4 2016 are presented on pages 62 and 64. The revision had the effect of decreasing Adjusted operating profit for 2016 by £100 million due to the inclusion of non-significant legal charges and expenses in the Pharmaceuticals segment (£28 million) and in Corporate & other unallocated costs (£72 million).

From Q1 2017, adjusted free cash flow is no longer being reported and the free cash flow definition has been amended to include all contingent consideration payments made during the period. The impact of the change on the free cash flow for 2017 was to reduce the free cash flow by £73 million.

The Group is required to implement a new accounting standard, IFRS 15 ‘Revenue from contracts with customers’, from 1 January 2018. The new standard provides a single, principles-based approach to the recognition of revenue from all contracts with customers and requires revenue to be recognised when or as performance obligations in a contract are recognised. The new standard is not expected to have a material impact on reported revenue. In its financial statements for 2018, GSK will adopt IFRS 15 applying the modified retrospective approach. In accordance with the requirements of the standard where the modified retrospective approach is adopted, prior year results will not be restated.

The Group is also required to implement IFRS 9 ‘Financial instruments’ from 1 January 2018. The new standard requires all fair value movements on equity investments to be recognised either in the income statement or in other comprehensive income, on a case-by-case basis, and also introduces a new impairment model for financial assets based on expected losses rather than incurred losses. The new standard is not expected to have a material impact on reported results. In its financial statements for 2018, GSK will adopt IFRS 9 applying the modified retrospective approach. In accordance with the requirements of the standard where the modified retrospective approach is adopted, prior year results will not be restated.

IFRS 16 ‘Leases’ is required to be implemented by the Group from 1 January 2019. The new standard will replace IAS 17 ‘Leases’ and will require lease liabilities and “right of use” assets to be recognised on the balance sheet for almost all leases. The Group is assessing the potential impact of the new standard.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2016 were published in the Annual Report 2016, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	2017	2016	Q4 2017	Q4 2016

Average rates:
US$/£	1.30	1.36	1.36	1.27
Euro/£	1.15	1.23	1.15	1.17
Yen/£	145	149	148	137

Period-end rates:
US$/£	1.35	1.24	1.35	1.24
Euro/£	1.13	1.17	1.13	1.17
Yen/£	152	144	152	144

During Q4 2017, average Sterling exchange rates were weaker against the Euro but stronger against the US Dollar and the Yen, compared with the same period in 2016. During 2017 average Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen compared with 2016. Period-end Sterling exchange rates were stronger against the US Dollar and the Yen, but weaker against the Euro.

Weighted average number of shares
	2017 millions	2016 millions

Weighted average number of shares – basic	4,886	4,860
Dilutive effect of share options and share awards	55	49

Weighted average number of shares – diluted	4,941	4,909

Weighted average number of shares
	Q4 2017 millions	Q4 2016 millions

Weighted average number of shares – basic	4,891	4,867
Dilutive effect of share options and share awards	-	48

Weighted average number of shares – diluted	4,891	4,915

Because the Group reported losses attributable to shareholders in Q4 2017, there is no dilutive effect of share options and share awards.

At 31 December 2017, 4,891 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,867 million shares at 31 December 2016.

Net assets
The book value of net assets decreased by £1,474 million from £4,963 million at 31 December 2016 to £3,489 million at 31 December 2017. This primarily reflected the impact of the dividends paid in the year exceeding the Total profit for the year offset by favourable exchange movements. The Total profit for the year was impacted by a charge in respect of US tax reform.

The carrying value of investments in associates and joint ventures at 31 December 2017 was £183 million (31 December 2016: £263 million), with a market value of £372 million (31 December 2016: £502 million).

At 31 December 2017, the net deficit on the Group’s pension plans was £1,505 million compared with £2,084 million at 31 December 2016. The decrease in the net deficit primarily arose from asset gains during the year and special funding contributions to the UK and US schemes of £214 million, partly offset by decreases in the rates used to discount UK pension liabilities from 2.7% to 2.5% and US pension liabilities from 3.9% to 3.6%.

At 31 December 2017, the post-retirement benefits provision was £1,496 million compared with £1,693 million at 31 December 2016. The decrease in the provision was primarily due to a weaker US Dollar at the period end.

At 31 December 2017, the estimated present value of the potential redemption amount of the Consumer Healthcare Joint Venture put option recognised in Other payables in Current liabilities was £8,606 million (31 December 2016: £7,420 million reported within Other non-current liabilities). The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, also recorded in Other payables in Current liabilities, was £1,304 million (31 December 2016: £1,319 million).

Contingent consideration amounted to £6,172 million at 31 December 2017 (31 December 2016: £5,896 million), of which £5,542 million (31 December 2016: £5,304 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare and £584 million (31 December 2016: £545 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition. A milestone payment of $450 million related to this latter liability was made in January 2018. The liability due to Shionogi included £216 million in respect of preferential dividends. The liability for preferential dividends due to Pfizer at 31 December 2017 was £17 million (31 December 2016: £23 million). An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 59.

Of the contingent consideration payable (on a post-tax basis) at 31 December 2017, £1,076 million (31 December 2016: £561 million) is expected to be paid within one year. The consideration payable for the acquisition of the Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business is expected to be paid over a number of years. As a result, the total estimated liabilities are discounted to their present values, on a post-tax basis using post-tax discount rates. The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8.5% and the Novartis Vaccines contingent consideration liability is discounted partly at 8% and partly at 9%.

The liabilities for the put options and the contingent consideration at 31 December 2017 have been calculated based on the closing exchange rates, primarily US$1.35/£1 and Euro €1.13/£1. The sensitivities to these exchange rates for Consumer Healthcare and ViiV Healthcare put options and the Shionogi-ViiV Healthcare and Novartis Vaccines contingent consideration liabilities are set out below.

Increase/(decrease) in liability	Consumer Healthcare Joint Venture put option	ViiV Healthcare put option	Shionogi- ViiV Healthcare contingent consideration	Novartis Vaccines contingent consideration
	£m	£m	£m	£m

5 cent appreciation of US Dollar	42	37	159	8
5 cent depreciation of US Dollar	(39)	(34)	(147)	(8)
10 cent appreciation of US Dollar	88	76	329	17
10 cent depreciation of US Dollar	(76)	(66)	(284)	(15)
5 cent appreciation of Euro	145	21	46	12
5 cent depreciation of Euro	(132)	(19)	(42)	(11)
10 cent appreciation of Euro	303	44	95	25
10 cent depreciation of Euro	(254)	(37)	(80)	(21)

Movements in contingent consideration are as follows:
	2017 £m	2016 £m

Contingent consideration at beginning of the period	5,896	3,855
Additions	-	194
Amount reversed	-	(41)
Re-measurement through income statement	961	2,322
Cash payments: operating cash flows	(594)	(358)
Cash payments: investing activities	(91)	(73)
Other movements	-	(3)

Contingent consideration at end of the period	6,172	5,896

The additions in 2016 reflected the recognition of the preferential dividend payable to Shionogi in relation to ViiV Healthcare and contingent consideration on the acquisition of the BMS HIV programmes. The amount reversed in 2016 relates to a provision that had been made in respect of a small acquisition in 2012 but that was no longer required.

The re-measurement increases in contingent consideration in the year reflected the unwind of the discount on the liabilities, updated forecasts and the impact of US tax reform. The cash settlement in the period included £671 million (2016: £417 million) of payments to Shionogi in relation to ViiV Healthcare. These payments are deductible for tax purposes.

At 31 December 2017, the ESOP Trusts held 66.7 million GSK shares against the future exercise of share options and share awards. The carrying value of £400 million has been deducted from other reserves. The market value of these shares was £882 million.

At 31 December 2017, the company held 414.6 million Treasury shares at a cost of £5,800 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 31 December 2017 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal and tax disputes to which the Group is a party are set out on pages 52 and 53.

Reconciliation of cash flow to movements in net debt

	2017 £m	2016 £m

Net debt at beginning of the year	(13,804)	(10,727)

Decrease in cash and bank overdrafts	(905)	(1,164)
Decrease in liquid investments	(4)	-
Increase in long-term loans	(2,233)	-
Net repayment of/(increase in) short-term loans	3,200	(148)
Net repayment of obligations under finance leases	23	18
Exchange adjustments	585	(1,781)
Other non-cash movements	(40)	(2)

Decrease/(increase) in net debt	626	(3,077)

Net debt at end of the year	(13,178)	(13,804)

Net debt analysis

	2017 £m	2016 £m

Liquid investments	78	89
Cash and cash equivalents	3,833	4,897
Short-term borrowings	(2,825)	(4,129)
Long-term borrowings	(14,264)	(14,661)

Net debt at end of the year	(13,178)	(13,804)

Free cash flow reconciliation

	2017 £m	2016 (revised) £m	Q4 2017 £m

Net cash inflow from operating activities	6,918	6,497	2,869
Purchase of property, plant and equipment	(1,545)	(1,543)	(534)
Proceeds from sale of property, plant and equipment	281	98	139
Purchase of intangible assets	(657)	(809)	(144)
Net finance costs	(717)	(664)	(343)
Dividends from joint ventures and associates	6	42	-
Contingent consideration paid (reported in investing activities)	(91)	(73)	(26)
Contribution from non-controlling interests	21	-	-
Distributions to non-controlling interests	(779)	(534)	(168)

Free cash flow	3,437	3,014	1,793

From Q1 2017, the free cash flow definition has been amended to include all contingent consideration payments made during the period, as described on page 54.

Non-controlling interests in ViiV Healthcare

Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%). Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change. In particular, the increasing sales of Tivicay and Triumeq have a favourable impact on the proportion of the preferential dividends that is allocated to GSK. GSK was entitled to approximately 80% of the Adjusted earnings of ViiV Healthcare for 2017. Re-measurements of the liabilities for the preferential dividends allocated to Pfizer and Shionogi are included within other operating income.

Acquisition-related arrangements
As part of the agreement reached to acquire Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, ViiV Healthcare agreed to pay additional consideration to Shionogi contingent on the performance of the products being developed by that joint venture, principally dolutegravir. The liability for this contingent consideration was estimated and recognised in the balance sheet at the date of acquisition. Subsequent re-measurements are reflected within other operating income/expense and within Adjusting items in the income statement.

Cash payments are made to Shionogi by ViiV Healthcare each quarter which reduce the balance sheet liability and are hence not recorded in the income statement. The payments are calculated based on the sales performance of the relevant products in the previous quarter and are reflected in the cash flow statement partly in operating cash flows and partly within investing activities. The tax relief on these payments is reflected in the Group’s Adjusting items as part of the tax charge. The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported within investing activities in the cash flow statement and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.

Movements in contingent consideration payable to Shionogi are as follows:

	2017 £m	2016 £m

Contingent consideration at beginning of the period	5,304	3,409
Additions	-	154
Re-measurement through income statement	909	2,162
Cash payments: operating cash flows	(587)	(351)
Cash payments: investing activities	(84)	(66)
Other	-	(4)

Contingent consideration at end of the period	5,542	5,304

The additions in 2016 represented the recognition of the preferential dividends payable to Shionogi.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 31 December 2017, £724 million (31 December 2016: £545 million) is expected to be paid within one year.

Exit rights
Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding. Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Pfizer put options and, as a result, in accordance with IFRS, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Pfizer that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £1,070 million. Consistent with this revised treatment, at the end of Q1 2016 GSK also recognised liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.

The closing balances of the liabilities related to Pfizer’s shareholding are as follows:

	2017 £m	2016 £m

Pfizer put option	1,304	1,319
Pfizer preferential dividend	17	23

Under the original agreements, Shionogi could also have requested GSK to acquire its shareholding in ViiV Healthcare in six month windows commencing in 2017, 2020 and 2022. GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of the Shionogi put option and, as a result, GSK did not recognise a liability for the put option on its balance sheet. However, during Q1 2016, GSK notified Shionogi that it had irrevocably given up this right and accordingly recognised the liability for the put option on the Group’s balance sheet during Q1 2016 at an initial value of £926 million. In Q4 2016, Shionogi irrevocably agreed to waive its put option and as a result GSK de-recognised the liability for this put option on the Group’s balance sheet directly to equity. The value of the liability was £1,244 million when it was de-recognised.

GSK also has a call option over Shionogi’s shareholding in ViiV Healthcare, which under the original agreements was exercisable in six month windows commencing in 2027, 2030 and 2032. GSK has now irrevocably agreed to waive the first two exercise windows, but the last six month window in 2032 remains. As this call option is at fair value, it has no value for accounting purposes.

Adjusted results reconciliations

The reconciliations between total results and Adjusted results for 2017 and 2016 and also Q4 2017 and Q4 2016 are set out below.

Income statement – Adjusted results reconciliation Year ended 31 December 2017

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	US tax reform £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	30,186							30,186
Cost of sales	(10,342)	546	400	545	80	-		(8,771)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	19,844	546	400	545	80	-		21,415

Selling, general and administration	(9,672)			248		83		(9,341)
Research and development	(4,476)	45	288	263		18		(3,862)
Royalty income	356							356
Other operating income/(expense)	(1,965)				1,519	(220)	666	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	4,087	591	688	1,056	1,599	(119)	666	8,568

Net finance costs	(669)			4		8		(657)
Profit on disposal of associates	94					(94)		-
Share of after tax profits of associates and joint ventures	13							13
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	3,525	591	688	1,060	1,599	(205)	666	7,924

Taxation	(1,356)	(134)	(176)	(209)	(619)	(251)	1,078	(1,667)
Tax rate %	38.5%							21.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	2,169	457	512	851	980	(456)	1,744	6,257
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	637				42		114	793

Profit attributable to shareholders	1,532	457	512	851	938	(456)	1,630	5,464
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	31.4p	9.4p	10.5p	17.4p	19.2p	(9.4)p	33.3p	111.8p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,886							4,886
	––––––––––––							––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 39.

Income statement – Adjusted results reconciliation Year ended 31 December 2016

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results (revised) £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	27,889						27,889
Cost of sales	(9,290)	547	7	297	86	2	(8,351)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	18,599	547	7	297	86	2	19,538

Selling, general and administration	(9,366)			514		55	(8,797)
Research and development	(3,628)	41	13	159	(81)	28	(3,468)
Royalty income	398						398
Other operating income/(expense)	(3,405)				3,914	(509)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	2,598	588	20	970	3,919	(424)	7,671

Net finance costs	(664)			4		8	(652)
Share of after tax profits of associates and joint ventures	5						5
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	1,939	588	20	974	3,919	(416)	7,024

Taxation	(877)	(130)	(5)	(217)	(439)	170	(1,498)
Tax rate %	45.2%						21.3%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	1,062	458	15	757	3,480	(246)	5,526
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	150				487		637

Profit attributable to shareholders	912	458	15	757	2,993	(246)	4,889
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	18.8p	9.4p	0.3p	15.6p	61.6p	(5.1)p	100.6p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,860						4,860
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 39.

Income statement – Adjusted results reconciliation Three months ended 31 December 2017

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	US tax reform £m	Adjusted results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,639							7,639
Cost of sales	(2,558)	136	66	79	19	-		(2,258)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,081	136	66	79	19	-		5,381

Selling, general and administration	(2,533)			96		17		(2,420)
Research and development	(1,209)	11	201	10		(5)		(992)
Royalty income	69							69
Other operating income/(expense)	(896)			(1)	222	9	666	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	512	147	267	184	241	21	666	2,038

Net finance costs	(138)			1		2		(135)
Profit on disposal of associates	66					(66)		-
Share of after tax profits of associates and joint ventures	2							2
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	442	147	267	185	241	(43)	666	1,905

Taxation	(805)	(34)	(51)	40	(467)	(142)	1,078	(381)
Tax rate %	>100%							20.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit after taxation	(363)	113	216	225	(226)	(185)	1,744	1,524
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	183				(105)		114	192

(Loss)/profit attributable to shareholders	(546)	113	216	225	(121)	(185)	1,630	1,332
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

(Loss)/earnings per share	(11.2)p	2.3p	4.4p	4.6p	(2.5)p	(3.7)p	33.3p	27.2p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,891							4,891
	––––––––––––							––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 39.

Income statement – Adjusted results reconciliation Three months ended 31 December 2016

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Transaction- related £m	Divestments, significant legal and other items £m	Adjusted results (revised) £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	7,586						7,586
Cost of sales	(2,508)	134	16	135	28		(2,195)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	5,078	134	16	135	28		5,391

Selling, general and administration	(2,711)			231		16	(2,464)
Research and development	(1,003)	10	13	31	(81)	13	(1,017)
Royalty income	117						117
Other operating income/(expense)	(886)				915	(29)	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	595	144	29	397	862	-	2,027

Net finance costs	(173)			1		2	(170)
Share of after tax profits of associates and joint ventures	1						1
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	423	144	29	398	862	2	1,858

Taxation	(106)	(27)	(8)	(102)	(146)	(17)	(406)
Tax rate %	25.1%						21.9%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	317	117	21	296	716	(15)	1,452
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	60				152		212

Profit attributable to shareholders	257	117	21	296	564	(15)	1,240
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	5.3p	2.4p	0.4p	6.1p	11.6p	(0.3)p	25.5p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,867						4,867
	––––––––––––						––––––––––––

Adjusted results exclude the above items from Total results as GSK believes that Adjusted results are more representative of the performance of the Group’s operations and allow the key trends and factors driving performance to be more easily and clearly identified by shareholders. For a fuller explanation of Adjusted results, see ‘Definitions’ on page 39.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 07, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc